

Received SEC
MAR 1 2 2010
Washington, DC 20549

PINNACLE BANKSHARES CORPORATION

2009 ANNUAL REPORT



Front Row: **Carroll E. Shelton, John P. Erb, Robert H. Gilliam Jr., Thomas F. Hall and James E. Burton, IV**
Back Row: **James P. Kent, Jr., R.B. Hancock, Jr., John L. Waller, A. Willard Arthur, Michael E. Watson and William F. Overacre**

BOARD OF DIRECTORS

A. Willard Arthur
Retired Chairman and Secretary
Marvin V. Templeton & Sons, Inc.

James E. Burton, IV
President
Marvin V. Templeton & Sons, Inc.

John P. Erb
Assistant Superintendent
Campbell County Schools

Robert H. Gilliam, Jr.
President & CEO
First National Bank
Pinnacle Bankshares Corporation

Thomas F. Hall
President
George E. Jones & Sons, Inc.

R. B. Hancock, Jr.
President & Owner
R.B.H., Inc.

James P. Kent, Jr.
Partner
Kent & Kent, P.C.

William F. Overacre
Broker/Owner
RE/MAX 1st Olympic, REALTORS

Carroll E. Shelton
Senior Vice President
First National Bank
Pinnacle Bankshares Corporation

John L. Waller
Owner & Operator
Waller Farms, Inc.

Michael E. Watson
Controller
Flippin, Bruce & Porter, Inc.

Front Cover: Our new Rustburg branch.

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY



Table of Contents

	Page
Office Locations	2
Officers and Managers	3
President's Letter	4
Selected Consolidated Financial Information	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	7
Consolidated Balance Sheets	27
Consolidated Statements of Income	28
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income	29
Consolidated Statements of Cash Flows	30
Notes to Consolidated Financial Statements	32
Management's Report on Internal Control Over Financial Reporting	58
Report of Independent Registered Public Accounting Firm	59
Shareholder Information	64 and IBC

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY

First National Bank Office Locations

ALTAVISTA

MAIN OFFICE
622 Broad Street
Altavista, Virginia 24517
Telephone: (434) 369-3000

VISTA OFFICE
1301 N. Main Street
Altavista, Virginia 24517
Telephone: (434) 369-3001

LYNCHBURG

AIRPORT OFFICE
14580 Wards Road
Lynchburg, Virginia 24502
Telephone: (434) 237-3788

TIMBERLAKE OFFICE
20865 Timberlake Road
Lynchburg, Virginia 24502
Telephone: (434) 237-7936

OLD FOREST ROAD OFFICE
3309 Old Forest Road
Lynchburg, Virginia 24501
Telephone: (434) 385-4432

FOREST

FOREST OFFICE
14417 Forest Road
Forest, Virginia 24551
Telephone: (434) 534-0451

AMHERST

AMHERST OFFICE
130 South Main Street
Amherst, Virginia 24521
Telephone: (434) 946-7814

RUSTBURG

RUSTBURG OFFICE
1033 Village Highway
Rustburg, Virginia 24588
Telephone: (434) 332-1742

SMITH MOUNTAIN LAKE

LOAN PRODUCTION OFFICE
74 Scruggs Road, Suite 102
Moneta, Virginia 24121
Telephone: (540) 719-0193

SEC Mail Processing
Section

MAR 1 2 2010

Washington, DC
110

PINNACLE BANKSHARES CORPORATION
AND SUBSIDIARY

Officers of Pinnacle Bankshares Corporation

Robert H. Gilliam, Jr.	Presid[illegible] Chief Executive Officer
Carroll E. Shelton	Senior Vice President
Bryan M. Lemley	Secretary, Treasurer & Chief Financial Officer

Officers and Managers of First National Bank

Robert H. Gilliam, Jr.	President, Chief Executive Officer & Trust Officer
Aubrey H. Hall, III	Executive Vice President & Chief Lending Officer
Carroll E. Shelton	Senior Vice President & Chief Credit Officer
Lucy H. Johnson	Senior Vice President & Data Processing Manager
Bryan M. Lemley	Vice President, Cashier & Chief Financial Officer
William J. Sydnor, II	Vice President & Branch Administration Officer
Judith A. Clements	Vice President & Director of Human Resources
Pamela R. Adams	Vice President & Loan Operations Manager
Thomas R. Burnett, Jr.	Vice President & Commercial Lending Officer
James M. Minear	Vice President & Commercial Real Estate Lending Officer
Tracie A. Robinson	Vice President & Mortgage Production Manager
Bianca K. Allison	Vice President & Mortgage Loan Officer
Tony J. Bowling	Vice President & Network Administrator
Daniel R. Wheeler	Vice President & Branch Manager (Airport)
Shawn D. Stone	Vice President & Branch Manager (Main)
John E. Tucker	Assistant Vice President & Investment Consultant
Albert N. Fariss	Assistant Vice President, Facilities/Purchasing Manager & Security Officer
Tarry R. Pribble	Assistant Vice President & Collection and Recovery Manager
Vicki G. Greer	Assistant Vice President & Financial Analyst
Marian E. Marshall	Assistant Vice President & Branch Manager (Old Forest)
Vivian S. Brown	Assistant Vice President & Branch Manager (Forest)
Nancy J. Holt	Assistant Vice President & Branch Manager (Vista)
Janet H. Whitehead	Assistant Vice President & Branch Manager (Timberlake)
M. Amanda Ramsey	Assistant Vice President & Branch Manager (Amherst)
Charlene A. Thompson	Assistant Vice President & Branch Manager (Rustburg)
Christine A. Hunt	Internal Auditor
Anita M. Jones	Loan Production Officer
Dianna C. Hamlett	Compliance Officer & Bank Secrecy Act Officer
Lisa M. Landrum	Dealer Finance Loan Officer
Lauren R. Michael	Training Officer
Barbara H. Caldwell	Assistant Branch Manager and Loan Officer (Main)
Arin L. Brown	Retail Business Development Officer (Main)
Doris N. Trent	Retail Business Development Officer (Vista)
Andria C. Smith	Retail Business Development Officer (Main)
Courtney M. Woody	Retail Business Development Officer (Timberlake)
Cathy C. Simms	Retail Business Development Officer (Airport)
Melissa L. Collins	Retail Business Development Officer (Forest)
Melissa T. Campbell	Retail Business Development Officer (Old Forest)
Cynthia I. Gibson	Bookkeeping Manager
Jennifer L. Edgell	Investment Consultant



TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

Resilience and preservation are operative words to describe the year 2009 for Pinnacle Bankshares, as First National Bank began its second century in business. Efforts of management in 2009 centered around controlling and minimizing the adverse effects on our Company of one of the deepest recessions in our history, a recession that began in late 2007 and one that has dealt a severe blow to the financial services industry. Although the recession has now officially ended, our economy is only slightly above the bottom of a deep trough and the climb out of the trough will be a gradual, lengthy process.

Growth of our Company was intentionally slowed in 2009. Our loan portfolio declined for the year as we focused on reducing the risk in the portfolio and complying with regulatory guidelines regarding concentrations in certain types of credit. Furthermore, we bid less aggressively for deposits in 2009 as we sought to minimize the negative impact of a compressed net interest margin. An overall objective in the growth slowing process has been to maintain our well capitalized position and grow our capital ratios. At the end of the day, the strength of our Company will be measured largely by the level of our capital.

A byproduct of slower growth in 2009 has been improvement in our liquidity position. Throughout a large part of 2008, in a time of more robust growth, we were borrowing money for liquidity purposes to fund the growth. During 2009 our liquidity position has strengthened and we have added minimal risk securities to our investment portfolio in the process. Our improved liquidity position will enable us to be readily responsive to sound lending opportunities provided us in a stronger economy.

The footprint of our Region 2000 franchise was filled in further in 2009 through the opening in February of a new branch in Rustburg, the county seat of Campbell County. Rustburg presents an attractive opportunity in that there is not another community banking option for the businesses and consumers in that area and we are pleased with the reception provided us in this market.

Expansion and growth of the Company in recent years have resulted in an increase in noninterest expense. A key to future performance will be a leveling off of noninterest expense whereby we can begin to leverage our investment in facilities and people. Illustrative of progress in this direction in 2009 is a reduction in staffing through normal attrition from 120 employees on payroll at the beginning of the year to 110 employees on payroll at the end of the year. Future expansion will be predicated upon identification of a compelling business case for additional offices in an improved economy.

Margin compaction has had a significant impact on our profitability over the last two years. Our net interest margin has declined from 4.02% for 2007 to 3.60% for 2008 to 3.23% for 2009. In an attempt to quantify the impact of the rate environment on our performance, suffice it to say that our earnings have been reduced by more than $1,000,000 in each of the last two years through the decline in net interest income. It is difficult to conceive that our yield on earning assets can decline further. An uptick in interest rates, if and when that may occur, should bode well for future earnings.

We continue our aggressive posture, which began in 2008, toward dealing with credit quality issues. Although there have been some exceptions, our primary position has been to accept losses, clean our balance sheet and move on, rather than retain tainted assets on our books in the hope that market values will improve anytime soon. Our provision for loan losses was $2,881,000 in 2008 and $1,530,000 in 2009. Even though asset quality measurements have stabilized as of the end of the 2009, we will continue to encounter and have to deal with nonperforming loans, including the recognition of losses, as long as the weak economy persists.

In addition to addressing our own problems, we are having to fund the problems of the overall commercial banking industry. There were 140 bank failures in 2009 and another 20 banks have failed in the first seven weeks of 2010. These failures have obviously reduced the level of Federal Deposit Insurance Corporation (FDIC) reserves used to pay insured depositors when failures occur. The banking industry itself, not the taxpayer, pays to maintain FDIC reserves. FDIC premiums and assessments expensed by First National Bank amounted to $621,000 in 2009, compared with $77,000 in 2008. This is the single largest line item expense increase impacting our performance for 2009.

In spite of the challenges we are facing, we take some measure of satisfaction in reporting a net profit for 2009 of $351,000, when many of our peers are posting losses. 2009 net income is 15% ahead of net income for 2008.

Total assets grew 3% to $332,210,000 as of December 31, 2009. Net loans outstanding decreased 5% to $265,904,000, while total deposits rose 5% to $302,119,000 at year-end 2009.

Stockholders' equity ended 2009 at $25,851,000, a 4% increase over 2008. First National Bank continues to be "well-capitalized" according to all regulatory standards. We are pleased that our capital levels are strong without our having accepted U.S. Treasury Department TARP funds.

From a shareholder perspective, there is a strong likelihood that the single most significant event of 2009 was suspension of the cash dividend in the second quarter, a decision made in the interest of aforementioned capital preservation. Reinstatement of some level of dividend payment in 2010 is the top priority for your board and management. Net income progress will be carefully monitored to determine the time at which earnings have recovered sufficiently to warrant resumption of some level of dividend.

Your support through these challenging times has never been more important nor more appreciated. We cherish our rich heritage and our continued strength and stability. We hope you will be able to join us for our Annual Meeting of Shareholders to be held at 11:30 a.m., Tuesday, April 13, 2010 in the Fellowship Hall of Altavista Presbyterian Church, 707 Broad Street, Altavista, Virginia, where we will share more of the Pinnacle Bankshares story.



Robert H. Gilliam, Jr.
President and Chief Executive Officer

February 23, 2010

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY

Selected Consolidated Financial Information

(In thousands, except ratios, share and per share data)

		Years ended December 31,				
		2009	2008	2007	2006	2005
Income Statement Data:						
Net interest income	$	10,004	10,209	10,181	9,192	7,983
Provision for loan losses		1,530	2,881	462	339	230
Noninterest income		3,148	2,896	2,632	2,500	2,396
Noninterest expenses		11,171	9,846	8,524	7,825	7,166
Income tax expense		100	72	1,227	1,116	876
Net income		351	306	2,600	2,412	2,107
Per Share Data:						
Basic net income	$	0.24	0.21	1.76	1.65	1.44
Diluted net income		0.24	0.21	1.75	1.64	1.43
Cash dividends		0.10	0.60	0.60	0.55	0.49
Book value		17.41	16.78	17.95	16.66	15.91
Weighted-Average Shares Outstanding:						
Basic		1,485,089	1,485,089	1,479,689	1,459,007	1,458,615
Diluted		1,485,089	1,488,213	1,489,377	1,471,806	1,476,288
Balance Sheet Data:						
Assets	$	332,210	321,243	279,913	256,421	233,490
Loans, net		265,904	279,199	232,752	207,861	181,268
Securities		20,156	13,931	19,635	24,866	29,261
Cash and cash equivalents		32,060	15,926	18,344	14,586	13,814
Deposits		302,119	287,233	251,866	230,817	209,246
Stockholders' equity		25,851	24,919	26,816	24,492	23,212
Performance Ratios:						
Return on average assets		0.11%	0.10%	0.97%	1.00%	0.94%
Return on average equity		1.40%	1.14%	10.17%	10.10%	9.29%
Dividend payout		41.88%	291.50%	34.12%	33.25%	33.93%
Asset Quality Ratios:						
Allowance for loan losses to total loans, net of unearned income and fees		1.38%	1.40%	0.73%	0.84%	0.83%
Net charge-offs to average loans, net of unearned income and fees		0.65%	0.24%	0.23%	0.04%	0.13%
Capital Ratios:						
Leverage		8.04%	8.28%	9.54%	9.80%	9.88%
Risk-based:						
Tier 1 capital		9.50%	9.20%	10.55%	9.92%	10.54%
Total capital		10.75%	10.45%	11.24%	10.64%	11.23%
Average equity to average assets		7.69%	9.14%	9.45%	9.91%	10.07%

Management's Discussion and Analysis
of Financial Condition and Results of Operations
(in thousands, except ratios, share and per share data)

Cautionary Statement Regarding Forward-Looking Statements

The following discussion is qualified in its entirety by the more detailed information and the consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report. In addition to the historical information contained herein, this Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of management, are generally identifiable by use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," "may," "will" or similar expressions. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions, or expectations will be achieved. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and actual results, performance or achievements could differ materially from those contemplated. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: interest rates; declining collateral values, especially in the real estate market; general economic conditions, including continued deterioration in general business and economic conditions and in the financial markets; deterioration in the value of securities held in our investment securities portfolio; the legislative/regulatory climate, including the impact of any policies or programs implemented pursuant to the Emergency Economic Stabilization Act of 2008 (the EESA), the American Recovery and Reinvestment Act of 2009 (the ARRA) or other laws; monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality or composition of the loan and/or investment portfolios; demand for loan products; deposit flows; competition; demand for financial services in our market area; and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements contained herein. We base our forward-looking statements on management's beliefs and assumptions based on information available as of the date of this report. You should not place undue reliance on such statements, because the assumptions, beliefs, expectations and projections about future events on which they are based may, and often do, differ materially from actual results. We undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

In addition, we have experienced increases in loan losses during the current economic climate. Continued difficulties in significant portions of the global financial markets, particularly if it worsens, could further impact our performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the residential and commercial real estate markets in recent years have resulted in significant write-downs of asset values by financial institutions in the United States. Concerns about the stability of the U.S. financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity, and increased market volatility. There can be no assurance that the EESA, the ARRA or other actions taken by the Federal government will stabilize the U.S. financial system or alleviate the industry or economic factors that may adversely affect our business. In addition, our business and financial performance could be impacted as the financial industry restructures in the current environment, both by changes in the creditworthiness and performance of our counterparties and by changes in the competitive landscape.

Company Overview

Pinnacle Bankshares Corporation, a Virginia corporation (Bankshares), was organized in 1997 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bankshares is headquartered in Altavista, Virginia. Bankshares conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First National Bank (the Bank). Bankshares exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and of such other subsidiaries as it may acquire or establish.

First National Bank currently maintains a total of nine offices to serve its customers. The Main Office and Vista Branch are located in the Town of Altavista, the Airport Branch and Timberlake Branch in Campbell County, the

Old Forest Road Branch in the City of Lynchburg, the Forest Branch in Bedford County, the Amherst Branch in the Town of Amherst, the Rustburg Branch in the Town of Rustburg and a Loan Production Office in Franklin County at Smith Mountain Lake. The Bank also maintains an administrative and training facility in the Wyndhurst section of the City of Lynchburg.

A total of one-hundred ten full and part-time staff members serve the Bank's customers.

With an emphasis on personal service, the Bank today offers a broad range of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, consumer installment loans, agricultural loans, investment loans, small business loans, commercial lines of credit and letters of credit. The Bank also offers a full range of investment, insurance and annuity products through its association with Infinex Investments, Inc. and Banker's Insurance, LLC. The Bank has two wholly-owned subsidiaries: FNB Property Corp., which holds title to Bank premises real estate; and First Properties, Inc., which holds title to other real estate owned from foreclosures.

The following discussion supplements and provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Bankshares and its subsidiary (collectively the Company). This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

Executive Summary

The Company serves a trade area consisting primarily of Campbell County, northern Pittsylvania County, eastern Bedford County, northern Franklin County, Amherst County and the city of Lynchburg from nine facilities located within the area. In February 2009, the Company opened the Rustburg facility located on Village Highway in the Rustburg Marketplace Shopping Center. This opening will further increase our presence in Campbell County. The Company operates in a well-diversified industrial economic region that does not depend upon one or a few types of commerce.

The Company earns revenues on the interest margin between the interest it charges on loans it extends to customers and interest received on the Company's securities portfolio net of the interest it pays on deposits to customers. The Company also earns revenues on service charges on deposit and loan products, gains on securities that are called or sold, fees from origination of mortgages, and other noninterest income items including but not limited to overdraft fees, commissions from investment, insurance and annuity sales, safe deposit box rentals, and automated teller machine surcharges. In 2009, net income was adversely affected by decreases in net interest margin and increases in noninterest expense due to the overall growth of the Company. The Company's revenue generating activities and related expenses are outlined in the consolidated statements of income and consolidated statements of changes in stockholders' equity and comprehensive income and accompanying notes and in "Results of Operations" below.

The Company generates cash through its operating, investing and financing activities. The generation of cash flows is outlined more fully in the consolidated statements of cash flows and accompanying notes and in "Liquidity and Asset/Liability Management" below.

The Company's balance sheet experienced a decline in its loan portfolio and growth in its deposit portfolio in 2009. The overall growth of the Company is outlined in the consolidated balance sheets and accompanying notes and the "Investment Portfolio," "Loan Portfolio," "Bank Premises and Equipment," "Deposits" and "Capital Resources" discussions below.

The Company expects minimal loan portfolio growth in 2010, as we continue to monitor our capital ratios. The Company will look to promote community banking in our newer Amherst and Rustburg locations by building relationships with businesses and individuals within each market. While growing, the Company continues to leverage efficiencies from our reporting and imaging systems. The Company is also striving to make our customers' lives more convenient by offering innovative products and services and providing many channels to bank with us including Internet banking, Internet bill pay, telephone banking, mobile banking, remote deposit

capture, debit cards and real-time ATMs. The Company will continue to identify and install convenient products and services in 2010 with the goal to better enhance the customer's experience with the Company.

Overview of 2009 and 2008

Total assets at December 31, 2009 were $332,210, up 3.41% from $321,243 at December 31, 2008. The principal components of the Company's assets at the end of the year were $32,060 in cash and cash equivalents, $20,156 in securities and $265,904 in net loans. During the year ended December 31, 2009, gross loans decreased 4.80% or $13,608. The Company's lending activities are a principal source of income. Loans decreased in 2009 as the Company experienced lower demand for credit and employed tighter credit standards.

Total liabilities at December 31, 2009 were $306,359, up 3.39% from $296,324 at December 31, 2008, with the increase reflective of an increase in total deposits of $14,886 or 5.18%. Noninterest-bearing demand deposits increased $4,545 or 16.39% and represented 10.68% of total deposits at December 31, 2009, compared to 9.65% at December 31, 2008. Savings and NOW accounts increased $15,613 or 17.78% and represented 34.24% of total deposits at December 31, 2009, compared to 30.58% at December 31, 2008. Time deposits decreased $5,272 or 3.07% at December 31, 2009 and represented 55.08% of total deposits at December 31, 2009, compared to 59.77% at December 31, 2008. The Company's deposits are provided by individuals and businesses located within the communities served. The Company had no brokered deposits as of December 31, 2009 and December 31, 2008.

Total stockholders' equity at December 31, 2009 was $25,851, including $21,306 in retained earnings. At December 31, 2008, stockholders' equity totaled $24,919, including $21,102 in retained earnings. The increase in stockholders' equity resulted mainly from an after tax unrealized gain of $660 incurred by the Company's retirement plan. This unrealized gain is recognized in accumulated other comprehensive net loss.

The Company had net income of $351 for the year ended December 31, 2009, compared to net income of $306 for the year ended December 31, 2008, an increase of 14.71%. The Company's net income increased primarily due to a decrease in provision for loan loss expense of $1,351 in 2009 compared to 2008. This was partially offset by a decrease in net interest income due to lower margins and lower loan volume. It was also partially offset by an increase in noninterest expense due to the effect of the overall growth of the company on personnel expenses and fixed assets. Management expects some improvement in net income although this could be adversely affected by numerous factors including asset quality. We do expect improvement in our net interest margin in 2010. We expect decreases in noninterest expense, as we anticipate lower personnel and occupancy expense, and some decreases in noninterest income as we expect fewer overdraft and mortgage loan fees.

Profitability as measured by the Company's return on average assets (ROA) was 0.11% in 2009, compared to 0.10% in 2008. Return on average equity (ROE), was 1.40% for 2009, compared to 1.14% for 2008.

Overview of 2008 and 2007

Total assets at December 31, 2008 were $321,243, up 14.77% from $279,913 at December 31, 2007. The principal components of the Company's assets at the end of the year were $15,926 in cash and cash equivalents, $13,931 in securities and $279,199 in net loans. During the year ended December 31, 2008, gross loans increased 20.76% or $48,721. The Company's lending activities are a principal source of income. Loan growth increased in 2008 as the Company experienced strong growth in loans secured by real estate. The Company also added two new lenders which accounted for approximately $24,000 in new loans. The Company also opened a new facility in Amherst which accounted for an additional $4,000 in new loans.

Total liabilities at December 31, 2008 were $296,324, up 17.08% from $253,097 at December 31, 2007, with the increase reflective of an increase in total deposits of $35,367 or 14.04%. Noninterest-bearing demand deposits increased $487 or 1.79% and represented 9.65% of total deposits at December 31, 2008, compared to 10.82% at December 31, 2007. Savings and NOW accounts increased $12,962 or 17.31% and represented 30.58% of total deposits at December 31, 2008, compared to 29.73% at December 31, 2007. Time deposits increased $21,918 or

14.64% at December 31, 2008 and represented 59.77% of total deposits at December 31, 2008, compared to 59.45% at December 31, 2007.

Total stockholders' equity at December 31, 2008 was $24,919 compared to $26,816 at December 31, 2007.

The Company had net income of $306 for the year ended December 31, 2008, compared to net income of $2,600 for the year ended December 31, 2007, a decrease of 88.23%. The Company's net income decreased primarily due to an increase in provision for loan loss expense of $2,419 in 2008 compared to 2007 as classified and nonperforming loans increased in the second half of 2008. The decrease in net income was also due to the increase in noninterest expense due to the effect of the overall growth of the Company on personnel expenses and fixed assets. 2008 net income was also affected by the 400 basis point decrease in the prime and federal fund rates during 2008 as interest-earning assets repriced faster than interest-bearing liabilities.

Profitability as measured by the Company's ROA was 0.10% in 2008, compared to 0.97% in 2007. Another key indicator of performance, the ROE, was 1.14% for 2008, compared to 10.17% for 2007.

Results of Operations

Net Interest Income. Net interest income represents the principal source of earnings for the Company. Net interest income is the amount by which interest and fees generated from loans, securities and other interest-earning assets exceed the interest expense associated with funding those assets. Changes in the amounts and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Changes in the interest rate environment and the Company's cost of funds also affect net interest income.

The net interest spread decreased to 2.85% for the year ended December 31, 2009 from 3.11% for the year ended December 31, 2008. Net interest income was $10,004 ($10,097 on a tax-equivalent basis) for the year ended December 31, 2009, compared to $10,209 ($10,325 on a tax-equivalent basis) for the year ended December 31, 2008, and is attributable to interest income from loans, federal funds sold and securities exceeding the cost associated with interest paid on deposits and other borrowings. In 2009, our loans repriced at lower rates more rapidly than did our deposits in the declining rate environment, causing our interest rate spread to decrease. The Bank's yield on interest-earning assets for the year ended December 31, 2009 was ninety-four basis points lower than the year ended December 31, 2008 due to higher yielding assets being replaced by lower yielding ones in 2009 and repricing of existing assets. The Bank's cost of funds rate on interest-bearing liabilities in 2009 was sixty-eight basis points lower compared to 2008.

The net interest spread decreased to 3.11% for the year ended December 31, 2008 from 3.44% for the year ended December 31, 2007. Net interest income was $10,209 ($10,325 on a tax-equivalent basis) for the year ended December 31, 2008, compared to $10,181 ($10,345 on a tax-equivalent basis) for the year ended December 31, 2007, and is attributable to interest income from loans, federal funds sold and securities exceeding the cost associated with interest paid on deposits and other borrowings. In 2008, our loans repriced at lower rates more rapidly than did our deposits in the declining rate environment, causing our interest rate spread to decrease. The Company's yield on interest-earning assets for the year ended December 31, 2008 was seventy basis points lower than the year ended December 31, 2007 due to higher yielding assets being replaced by lower yielding ones in 2008 and repricing of existing assets. The Company's cost of funds rate on interest-bearing liabilities in 2008 was thirty seven basis points lower compared to 2007.

In an effort to stimulate economic activity, the Federal Reserve has pushed interest rates to exceptionally low levels. As a result, the Company's net interest margins declined from 2007 to 2008, and again from 2008 to 2009 as our interest-earning assets repriced faster than our interest-bearing liabilities. The Company attempts to conserve net interest margin by product pricing strategies, such as attracting deposits with longer maturities when rates are relatively low and attracting deposits with shorter maturities when rates are relatively high, all depending on our funding needs. Many economic forecasts of interest rates predict that interest rates will continue to remain at historically low levels for much of 2010. The Company expects its net interest margin to improve slightly in 2010 as we expect interest-bearing liabilities to reprice slightly faster than interest-earning assets. While there is

no guarantee of how rates may change in 2010, the Company will price products that are competitive in the market, allow for growth and strive to maintain the net interest margin as much as possible. The Company also continues to strive to find new sources of noninterest income to combat the effects of volatility in the interest rate environment.

The following table presents the major categories of interest-earning assets, interest-bearing liabilities and stockholders' equity with corresponding average balances, related interest income or interest expense and resulting yield and rates for the periods indicated.

ANALYSIS OF NET INTEREST INCOME

	Years ended December 31,								
	2009			2008			2007		
Assets	Average balance(1)	Interest income/ expense	Rate earned/ paid	Average balance(1)	Interest income/ expense	Rate earned/ paid	Average balance(1)	Interest income/ expense	Rate earned/ paid
Interest-earning assets:									
Loans (2)(3)	$ 274,710	16,622	6.05%	263,924	17,615	6.67%	222,412	16,748	7.53%
Investment securities:									
Taxable	11,351	470	4.14%	13,041	622	4.77%	17,178	831	4.84%
Tax-exempt (4)	4,046	273	6.75%	4,910	324	6.60%	5,910	386	6.53%
Interest-earning deposits	16,907	33	0.20%	261	6	2.30%	87	4	4.60%
Federal funds sold	5,564	11	0.20%	4,689	104	2.22%	11,496	554	4.82%
Total interest-earning assets	312,578	17,409	5.57%	286,825	18,671	6.51%	257,083	18,523	7.21%
Other assets:									
Allowance for loan losses	(3,766)			(1,912)			(1,802)		
Cash and due from banks	2,123			5,171			5,132		
Other assets, net	13,749			8,618			7,792		
Total assets	$ 324,684			298,702			268,205		

	Years ended December 31,								
	2009			2008			2007		
Liabilities and Stockholders' equity	Average balance(1)	Interest income/ expense	Rate earned/ paid	Average balance(1)	Interest income/ expense	Rate earned/ paid	Average balance(1)	Interest income/ expense	Rate earned/ paid
Interest-bearing liabilities:									
Savings and NOW	$ 97,233	1,264	1.30%	79,298	1,170	1.48%	73,171	1,403	1.92%
Time	171,293	6,044	3.53%	160,613	7,055	4.39%	143,769	6,771	4.71%
Other borrowings	740	4	0.54%	5,150	110	2.14%	60	4	6.67%
Federal funds purchased	—	—	—	408	11	2.70%	—	—	—
	269,266	7,312	2.72%	245,469	8,346	3.40%	217,000	8,178	3.77%
Noninterest-bearing liabilities:									
Demand deposits	25,883			25,169			24,631		
Other liabilities	4,580			774			1,240		
	299,729			271,412			242,871		
Stockholders' equity	24,955			27,290			25,334		
	324,684			298,702			268,205		
Net interest income		10,097			10,325			10,345	
Net interest margin (5)			3.23%			3.60%			4.02%
Net interest spread (6)			2.85%			3.11%			3.44%

(1) Averages are daily averages.
(2) Loan interest income includes amortization of loan fees of $67 in 2009, amortization of loan fees of $24 in 2008 and amortization of loan fees of $23 in 2007.
(3) For the purpose of these computations, non-accrual loans are included in average loans.
(4) Tax-exempt income from investment securities is presented on a tax-equivalent basis assuming a 34% U.S. Federal tax rate for 2009, 2008 and 2007.
(5) The net interest margin is calculated by dividing net interest income by average total interest-earning assets.
(6) The net interest spread is calculated by subtracting the interest rate paid on interest-bearing liabilities from the interest rate earned on interest-earning assets.

As discussed above, the Company's net interest income is affected by the change in the amounts and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change," as well as by changes in yields earned on interest-earning assets and rates paid on deposits and other borrowed funds, referred to as "rate change." The following table presents, for the periods indicated, a summary of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities and the amounts of change attributable to variations in volumes and rates.

		Years ended December 31,					
		2009 compared to 2008 Increase (decrease)			2008 compared to 2007 Increase (decrease)		
		Volume	Rate	Net	Volume	Rate	Net
Interest earned on interest-earning assets:							
Loans (1)	$	772	(1,765)	(993)	2,217	(1,350)	867
Investment securities:							
Taxable		(75)	(77)	(152)	(197)	(12)	(209)
Tax-exempt (2)		(58)	7	(51)	(66)	4	(62)
Interest-earning deposits		27	—	27	1	1	2
Federal funds sold		24	(117)	(93)	(235)	(215)	(450)
Total interest earned on interest-earning assets		690	(1,952)	(1,262)	1,720	(1,572)	148
Interest paid on interest-bearing liabilities:							
Savings and NOW		198	(104)	94	132	(365)	(233)
Time		516	(1,527)	(1,011)	669	(385)	284
Federal funds purchased		(11)	—	(11)	11	—	11
Other borrowings		(57)	(49)	(106)	107	(1)	106
Total interest paid on interest-bearing liabilities		646	(1,680)	(1,034)	919	(751)	168
Change in net interest income	$	44	(272)	(228)	801	(821)	(20)

(1) Non-accrual loans are included in the average loan totals used in the calculation of this table.

(2) Tax-exempt income from investment securities is presented on a tax equivalent basis assuming a 34% U.S. Federal tax rate.

Provision for Loan Losses. The provision for loan losses is based upon the Company's evaluation of the quality of the loan portfolio, total outstanding and committed loans, previous loan losses and current and anticipated economic conditions. The amount of the provision for loan losses is a charge against earnings. Actual loan losses are charges against the allowance for loan losses.

The Company's allowance for loan losses is maintained at a level deemed adequate to provide for known and inherent losses in the loan portfolio. No assurance can be given that unforeseen adverse economic conditions or other circumstances will not result in increased provisions in the future, or that the allowance for loan losses will be adequate for actual losses. Additionally, regulatory examiners may require the Company to recognize additions to the allowance based upon their judgment about information available to them at the time of their examinations.

The provisions for loan losses for the years ended December 31, 2009, 2008 and 2007 were $1,530, $2,881 and $462, respectively. The provision for loan losses increased substantially in 2008 as management recognized weaknesses in the loan portfolio due to declining economic conditions, declining collateral values and an increased risk of some customer's ability to service their loans due to job losses. While the provision for loan losses decreased 46.9% from 2008 to 2009, the provision for loan losses for 2009 was still substantially higher than 2007, due to continuing pressures on loan performance in 2009. The Company saw an increase in its loans past due over 30 days as a percentage of its total loan portfolio from 1.70% at the end of 2008 to 2.01% at the end of 2009. Within 2009, the Company saw improvement in loans past due over 30 days, with such loans declining from 2.40% at June 30, 2009 to 2.01% at year end. Also, the Company's nonperforming loans increased from $2,912 on December 31, 2008 to $4,017 on December 31, 2009 but improved greatly from the end of the first quarter of 2009 when nonperforming loans totaled $6,804. The Company expects to continue to see weaknesses in its loan portfolio in 2010 and is working to minimize its losses from non-accrual and past due loans. See "Allowance for Loan Losses" for further discussion.

Noninterest Income. Total noninterest income for the year ended December 31, 2009 increased $252 or 8.70% to $3,148 from $2,896 in 2008. The Company's principal source of noninterest income is service charges and fees on deposit accounts, particularly transaction accounts, fees on sales of mortgage loans, and commissions and fees from investment, insurance, annuity and other bank products. The increase in 2009 is primarily attributable to an increase in the volume of mortgage loan sales. Mortgage loan fees increased $286 for the year ended December 31, 2009, compared to 2008.

Total noninterest income for the year ended December 31, 2008 increased $264 or 10.03% to $2,896 from $2,632 in 2007. The Company's principal source of noninterest income is service charges and fees on deposit accounts, particularly transaction accounts, fees on sales of mortgage loans, and commissions and fees from investment, insurance, annuity and other bank products. The increase in 2008 is primarily attributable to an increase in service charges on deposits and loan accounts and mortgage loan fees. Service charges on deposit accounts increased $81 and service charges on loan accounts increased $111 and mortgage loan fees increased $57 for the year ended December 31, 2008, compared to 2007.

Noninterest Expense. Total noninterest expense for the year ended December 31, 2009 increased $1,325 or 13.46% to $11,171 from $9,846 in 2008. The increase in noninterest expense is attributable a $544 increase in FDIC premiums, and increase in commissions paid on mortgage loan and investment sales and an increase in fixed asset costs due to the growth of the Company. A $135 increase in the cost of foreclosures led to an increase in other expenses.

Total noninterest expense for the year ended December 31, 2008 increased $1,322 or 15.51% to $9,846 from $8,524 in 2007. The increase in noninterest expense is attributable to the effect of overall growth of the Company on personnel expenses and fixed asset costs as the Company added key personnel at our Smith Mountain Lake loan production office and our new Rustburg facility. The Company has added eight new branches and a loan production facility to its operations since June 1999. Other expenses that contributed to the increase in other expense was a $28 increase in telephone expense, a $57 increase in loan fees paid, a $30 increase in training and education and a $18 increase in indirect loan chargebacks.

Income Tax Expense. Applicable income taxes on 2009 earnings amounted to $100, resulting in an effective tax rate of 22.17% compared to $72, or 19.05% in 2008. The effective tax rate for 2009 is a function of the higher net income earned and the effects of interest earned on tax-exempt securities.

Applicable income taxes on 2008 earnings amounted to $72, resulting in an effective tax rate of 19.05% compared to $1,227, or 32.06% in 2007. The effective tax rate for 2008 is a function of the lower net income earned and the effects of interest earned on tax-exempt loans.

Liquidity and Asset/Liability Management

Effective asset/liability management includes maintaining adequate liquidity and minimizing the impact of future interest rate changes on net interest income. The responsibility for monitoring the Company's liquidity and the sensitivity of its interest-earning assets and interest-bearing liabilities lies with the Investment Committee of the Bank which meets at least quarterly to review liquidity and the adequacy of funding sources.

Cash Flows. The Company derives cash flows from its operating, investing and financing activities. Cash flows of the Company are primarily used to fund loans and purchase securities and are provided by the deposits and borrowings of the Company.

The Company's operating activities for the year ended December 31, 2009 resulted in net cash provided from operating activities of $766 compared to net cash provided from operating activities of $2,968 in 2008. The decrease is primarily attributable to the cash paid for noninterest expenses of $10,589. This was $902 higher than 2008 due to higher personnel expenses, fixed asset costs and FDIC insurance premiums in 2009. Offsetting this was cash received for income taxes totaled $353 in 2009 compared to cash paid of $1,087 in 2008. Also offsetting this was cash received from net interest income of $9,754, which was $555 lower than the net interest received in 2008 as a result of a decrease in loan volume and interest received. Cash received from noninterest income in 2009 was $2,675 lower than the noninterest income amount received in 2008. Management expects

any future potential decreases in the Company's cash provided by operating activities to be offset through changes in deposit pricing strategies and continued focus on improving the efficiency of the Company's operations.

The Company's cash flows from investing activities for the year ended December 31, 2009 resulted in net cash provided of $4,629, compared to net cash used in investing activities of $45,864 in 2008. The increase is primarily attributable to an $11,080 decrease in cash used to make loans to customers as the Company decreased its gross loans by 4.80% from 2008 to 2009 as compared to a 20.76% increase from 2007 to 2008. The Company experienced more paydowns, maturities and sales of available-for-sale mortgage-backed securities in 2009. The Company expects a lower volume of paydowns in available-for-sale mortgage-backed securities in 2010 due to fewer mortgage-backed securities in the investment portfolio.

Net cash provided by financing activities for the year ended December 31, 2009 was $10,739, compared to net cash provided by financing activities of $40,478 in 2008. The decrease in net cash provided is primarily attributable to a decrease in time deposits from 2008 to 2009 compared to 2007 to 2008. The Company also repaid a note payable to the Federal Home Loan Bank. The Company had success in attracting demand, savings and NOW deposits in 2009.

The Company's operating activities for the year ended December 31, 2008 resulted in net cash provided from operating activities of $2,968, compared to net cash provided from operating activities of $3,773 in 2007. The decrease is primarily attributable to the cash paid for noninterest expenses of $9,687. This was $1,940 higher than 2007 due to higher personnel expenses and fixed asset costs in 2008. Also, the Company's cash paid for income taxes totaled $1,087 in 2008 compared to $1,019 in 2007. Partially offsetting this was cash received from net interest income of $10,309, which was $125 higher than the net interest received in 2007 as a result of an increase in loan volume and interest received of $387 and cash received from noninterest income in 2008 that was $1,081 higher than the noninterest income amount received in 2007.

The Company's cash flows from investing activities for the year ended December 31, 2008 resulted in net cash used of $45,864, compared to net cash used in investing activities of $20,332 in 2007. The increase is primarily attributable to a $24,209 increase in cash used to make loans to customers as the Company increased its gross loans by 20.76% from 2007 to 2008 as compared to 11.83% from 2006 to 2007. The Company experienced fewer paydowns and maturities of available-for-sale mortgage-backed securities.

Net cash provided by financing activities for the year ended December 31, 2008 was $40,478, compared to net cash provided by financing activities of $20,317 in 2007. The increase in net cash provided is primarily attributable to the higher net increase in deposits from 2007 to 2008 compared to 2006 to 2007. The Company had success in attracting all different types of deposits to fund the growth in the loan portfolio.

Liquidity. Liquidity measures the ability of the Company to meet its maturing obligations and existing commitments, to withstand fluctuations in deposit levels, to fund its operations, and to provide for customers' credit needs. Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds from alternative funding sources.

The Company's liquidity is provided by cash and due from banks, federal funds sold, investments available-for-sale, managing investment maturities, interest-earning deposits in other financial institutions and loan repayments. The Company's ratio of liquid assets to deposits and short-term borrowings was 16.37% as of December 31, 2009 as compared to 9.16% as of December 31, 2008. The Company sells excess funds as overnight federal funds sold to provide an immediate source of liquidity. Federal funds sold at December 31, 2009 was $2,008 as compared to $9,178 at December 31, 2008. The decrease in federal funds sold in 2009 was primarily related to retaining excess funds in our Federal Reserve account which began paying interest in 2009. Cash and due from banks of $30,052, which includes funds in our Federal Reserve account, as of December 31, 2009 was $23,304 higher when compared to December 31, 2008 due to the lack of loan demand. The Company expects to deploy some of this cash into securities in 2010 as we expect loan growth to be minimal in 2010.

The level of deposits may fluctuate significantly due to seasonal business cycles of depository customers. Levels of deposits are also affected by convenience of branch locations and ATMs to the customer, the rates offered on interest-bearing deposits and the attractiveness of noninterest-bearing deposit offerings compared with the competition. Similarly, the level of demand for loans may vary significantly and at any given time may increase or decrease substantially. However, unlike the level of deposits, management has more direct control over lending activities and maintains the level of those activities according to the amounts of available funds. Loan demand may be affected by the overall health of the local economy, loan rates compared with the competition and other loan features offered by the Company.

As a result of the Company's management of liquid assets and its ability to generate liquidity through alternative funding sources, management believes that the Company maintains overall liquidity that is sufficient to satisfy its depositors' requirements and to meet customers' credit needs. Additional sources of liquidity available to the Company include its capacity to borrow funds through correspondent banks and the Federal Home Loan Bank. The total amount available for borrowing to the Company for liquidity purposes was $63,920 on December 31, 2009.

The Company obtains sources of funds through growth in deposits, scheduled payments and prepayments from the loan and investment portfolios and retained earnings growth, and may purchase or borrow funds through the Federal Reserve's discount window. The Company also has sources of liquidity through three correspondent banking relationships. The Company uses its funds to fund loan and investment growth. Excess funds are sold daily to other institutions. The Company had one borrowing with the Federal Home Loan Bank during 2008 with a principal balance of $5,000 with a variable interest rate. Principal payments in the amount of $5,000 were made in 2009 leaving a principal balance of $0 on December 31, 2009. The Company also has a $5,000 holding company line of credit with a correspondent bank for bank capital purposes with an outstanding balance of $2,000 on December 31, 2009 as compared to $1,000 on December 31, 2008.

Contractual Obligations

The Company has entered into certain contractual obligations including long-term debt and operating leases. The table does not include deposit liabilities entered into in the ordinary course of banking. Operating Leases include leases of our Amherst facility, Timberlake and Wyndhurst facilities. Also included are contractual leases for offsite ATMs and postage machinery. The following table summarizes the Company's contractual obligations as of December 31, 2009.

Pinnacle Bankshares Line of Credit	2011	$2,000
Operating Leases		
	2010	$230
	2011	$150
	2012	$139
	2013	$141
	2014	$141
	After 2014	$2,151

Interest Rates

While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate sensitivity is to measure, over a variety of time periods, the differences in the amounts of the Company's rate-sensitive assets and rate-sensitive liabilities. These differences or "gaps" provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A "positive gap" exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprice during a given period. This mismatch may enhance earnings in a rising interest rate environment and may inhibit earnings in a declining interest rate environment. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets, referred to as a "negative gap," it indicates that a greater volume of liabilities than assets will reprice during the period. In this case, a rising interest rate environment may inhibit earnings and a declining interest rate environment may enhance earnings. The cumulative one-year gap as

of December 31, 2009 was $(25,459), representing 7.66% of total assets. This negative gap falls within the parameters set by the Company.

The following table illustrates the Company's interest rate sensitivity gap position at December 31, 2009.

		1 year	1-3 years	3-5 years	5-15 years
ASSET/(LIABILITY):					
Cumulative interest rate sensitivity gap	$	(25,459)	39,205	21,221	43,930

As of December 31, 2009, the Company was liability-sensitive in periods up to one year and was asset-sensitive beyond one year. The foregoing table does not necessarily indicate the impact of general interest rate movements on the Company's net interest yield, because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may reprice at different times and at different rate levels. Management attempts to mitigate the impact of changing interest rates in several ways, one of which is to manage its interest rate-sensitivity gap. In addition to managing its asset/liability position, the Company has taken steps to mitigate the impact of changing interest rates by generating noninterest income through service charges, and offering products that are not interest rate-sensitive.

Effects of Inflation

The effect of changing prices on financial institutions is typically different from other industries as the Company's assets and liabilities are monetary in nature. Interest rates are significantly impacted by inflation, but neither the timing nor the magnitude of the changes is directly related to price level indices. Impacts of inflation on interest rates, loan demand and deposits are not reflected in the consolidated financial statements.

Investment Portfolio

The Company's investment portfolio is used primarily for investment income and secondarily for liquidity purposes. The Company invests funds not used for capital expenditures or lending purposes in securities of the U.S. Government and its agencies, mortgage-backed securities, and taxable and tax-exempt municipal bonds, corporate securities or certificates of deposit. Obligations of the U.S. Government and its agencies include treasury notes and callable or noncallable agency bonds. The mortgage-backed securities include mortgage-backed security pools that are diverse as to interest rates. The Company has not invested in derivatives.

Investment securities available-for-sale as of December 31, 2009 totaled $19,105, an increase of $7,679 or 67.21% from $11,426 as of December 31, 2008. Investment securities held-to-maturity decreased to $1,051 as of December 31, 2009 from $2,505 as of December 31, 2008, a decrease of $1,454 or 58.04%. Securities increased in 2009 as funds from loan payoffs, security maturities, calls and pay downs were used to buy additional bonds and kept as cash as loan demand diminished and credit standards were tightened in 2009.

The following table presents the composition of the Company's investment portfolios as of the dates indicated.

		December 31,					
		2009		2008		2007	
Available-for-Sale		Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	11,532	11,580	2,031	2,040	2,647	2,657
Obligations of states and political subdivisions		4,728	4,839	4,891	4,973	6,142	6,178
Corporate securities		1,000	1,003	999	974	2,498	2,474
Mortgage-backed securities – government		1,514	1,573	3,339	3,389	4,132	4,101
Other securities		110	110	50	50	50	50
Total available-for-sale	$	18,884	19,105	11,310	11,426	15,469	15,460

Held-to-Maturity		December 31, 2009 Amortized cost	2009 Fair value	2008 Amortized cost	2008 Fair value	2007 Amortized cost	2007 Fair value
Obligations of states and political subdivisions	$	1,051	1,078	2,505	2,575	4,175	4,213
Total held-to-maturity	$	1,051	1,078	2,505	2,575	4,175	4,213

The following table presents the maturity distribution based on fair values and amortized costs of the investment portfolios as of the dates indicated.

INVESTMENT PORTFOLIO – MATURITY DISTRIBUTION

Available-for-Sale		December 31, 2009 Amortized Cost	Fair Value	Yield
U.S. Treasury securities and obligations of U.S. Government corporations:				
Within one year	$			
After one but within five years		6,122	6,114	3.22%
After five years through ten years		5,410	5,466	4.46%
Obligations of states and political subdivisions (1):				
Within one year		465	468	5.64%
After one but within five years		3,046	3,169	5.65%
After five years through ten years		230	226	7.00%
After ten years		987	976	5.16%
Corporate securities:				
After one but within five years		1,000	1,003	4.23%
Mortgage-backed securities – government		1,514	1,573	4.48%
Other securities (2)		110	110	—
Total available-for-sale	$	18,884	19,105	
Held-to-Maturity				
Obligations of states and political subdivisions (1):				
Within one year		250	256	4.61%
After one but within five years		801	822	4.85%
Total held-to-maturity	$	1,051	1,078	

(1) Obligations of states and political subdivisions include yields of tax–exempt securities presented on a tax-equivalent basis assuming a 34% U.S. Federal tax rate.

(2) Equity securities are assumed to have a life greater than ten years.

Loan Portfolio

The Company's net loans were $265,904 as of December 31, 2009, a decrease of $13,295 or 4.76% from $279,199 as of December 31, 2008. This decrease resulted primarily from decreased volume of real estate loan originations during 2009. The Company's ratio of net loans to total deposits was 88.01% as of December 31, 2009 compared to 97.20% as of December 31, 2008.

Typically, the Company maintains a ratio of loans to deposits of between 80% and 100%. The loan portfolio primarily consists of commercial, real estate (including real estate term loans, construction loans and other loans secured by real estate), and loans to individuals for household, family and other consumer expenditures. However, the Company adjusts its mix of lending and the terms of its loan programs according to market conditions and other factors. The Company's loans are typically made to businesses and individuals located within the Company's market area, most of whom have account relationships with the Bank. There is no concentration of

loans exceeding 10% of total loans that is not disclosed in the categories presented below. The Company has not made any loans to any foreign entities including governments, banks, businesses or individuals. Commercial and construction loans in the Company's portfolio are primarily variable rate loans and have little interest rate risk.

The Company had no option adjustable rate mortgages, subprime loans or loans with teaser rates and similar products as of December 31, 2009. Junior lien mortgages totaled of $26,055 as of December 31, 2009 with a specific allowance for loan loss calculation of $368. The Company had interest only loans totaling $1,365 as of December 31, 2009. Residential mortgage loans with a loan to collateral value ratio exceeding 100% were $1,830 as of December 31, 2009.

The following table presents the composition of the Company's loan portfolio as of the dates indicated.

LOAN PORTFOLIO

		December 31,				
		2009	2008	2007	2006	2005
Real estate loans:						
Residential real estate	$	116,259	117,806	75,579	68,540	55,936
Commercial real estate		81,219	86,915	92,102	72,797	53,039
Loans to individuals for household, family and other consumer expenditures		50,097	54,329	46,834	46,360	44,369
Commercial and industrial loans		21,589	23,820	19,909	21,694	28,659
All other loans		612	514	240	454	935
Total loans, gross		269,776	283,384	234,664	209,845	182,938
Less unearned income and fees		(149)	(216)	(192)	(214)	(162)
Loans, net of unearned income and fees		269,627	283,168	234,472	209,631	182,776
Less allowance for loan losses		(3,723)	(3,969)	(1,720)	(1,770)	(1,508)
Loans, net	$	265,904	279,199	232,752	207,861	181,268

Commercial Loans. Commercial and industrial loans accounted for 8.00% of the Company's loan portfolio as of December 31, 2009 compared to 8.41% as of December 31, 2008. Such loans are generally made to provide operating lines of credit, to finance the purchase of inventory or equipment, and for other business purposes. Commercial loans are primarily made at rates that adjust with changes in the prevailing prime interest rate, are generally made for a maximum term of five years (unless they are term loans), and generally require interest payments to be made monthly. The creditworthiness of these borrowers is reviewed, analyzed and evaluated on a periodic basis. Most commercial loans are collateralized with business assets such as accounts receivable, inventory and equipment. Even with substantial collateralization such as all of the assets of the business and personal guarantees, commercial lending involves considerable risk of loss in the event of a business downturn or failure of the business.

Real Estate Loans. Real estate loans accounted for 73.20% of the Company's loan portfolio as of December 31, 2009 compared to 72.24% as of December 31, 2008. The Company makes commercial real estate term loans that are typically secured by a first deed of trust.

As of December 31, 2009, 58.87% of the real estate loans were secured by 1-4 family residential properties. Of these 1-4 family residential property loans, 8.29% were construction loans, 30.31% were home equity lines of credit, 55.75% were closed end loans secured by a first deed of trust and 5.65% were closed end loans secured by a second deed of trust.

As of December 31, 2009, 41.13% of the real estate loans were secured by commercial real estate. Of the total commercial real estate loans as of December 31, 2009, 31.05% were acquisition and development loans, 9.68% were secured by farmland, 44.93% were secured by owner occupied commercial real estate and 14.34% were secured by non-owner occupied commercial real estate typically 1st and 2nd deeds of trust.

Real estate lending involves risk elements when there is lack of timely payment and/or a decline in the value of the collateral. While both commercial and residential real estate values in the Company's market declined in 2008, values have stabilized in 2009. The Company is still, however, seeing evidence of some borrowers being

strained in their ability to service loans. This has resulted in a higher number of loan impairments in 2009 and may result in future impairments in 2010. The Company continuously monitors the local real estate market for signs of weakness that could decrease collateral values.

Installment Loans. Installment loans are represented by loans to individuals for household, family and other consumer expenditures with typical collateral such as automobile titles. Installment loans accounted for 18.57% of the Company's loan portfolio as of December 31, 2009 compared to 19.17% as of December 31, 2008.

Loan Maturity and Interest Rate Sensitivity. The following table presents loan portfolio information related to maturity distribution of commercial and industrial loans and real estate construction loans based on scheduled repayments at December 31, 2009.

	Due within one year	Due one to five years	Due after five years	Total
Commercial and industrial loans	$ 17,819	2,963	807	21,589
Real estate – construction	9,640	—	—	9,640

The following table presents the interest rate sensitivity of commercial and industrial loans and real estate construction loans maturing after one year or longer as of December 31, 2009.

INTEREST RATE SENSITIVITY

Fixed interest rates	$ 3,768
Variable interest rates	2
Total maturing after one year	$ 3,770

Restructured Loans. The Company had no restructured loans at December 31, 2009 and 2008.

Nonperforming Assets. Interest on loans is normally accrued from the date a disbursement is made and recognized as income as it is earned. Generally, the Company reviews any loan on which payment has not been made for 90 days for potential nonaccrual. The loan is examined and the collateral is reviewed to determine loss potential. If the loan is placed on nonaccrual status, any prior accrued interest that remains unpaid is reversed. Loans on nonaccrual status amounted to $2,619, $2,292 and $634 as of December 31, 2009, 2008 and 2007, respectively. Interest income that would have been earned on nonaccrual loans if they had been current in accordance with their original terms and the recorded interest that was included in income on these loans was not significant for 2009, 2008 or 2007. There were no commitments to lend additional funds to customers whose loans were on nonaccrual status at December 31, 2009. Three foreclosed properties totaling $461 were on hand as of December 31, 2009 compared to $300 as of December 31, 2008 and $0 as of 2007.

The current recession which began in the second half of 2008 has led to an increase in the Company's nonperforming assets when compared to 2007 levels. Some commercial borrowers have struggled to service their loans due to the difficult business climate, lower revenues, tightening of credit markets and difficulties in moving their product. Some noncommercial borrowers have experienced job losses and other economic challenges, as well. We expect nonperforming assets to maintain current levels in 2010 as the recession continues. The Company will continue to monitor the situation and take steps necessary to mitigate losses in its loan portfolio, such as increased early monitoring of its portfolio to identify "problem" credits and continued counseling of customers to discuss options available to them.

The following tables present information with respect to the Company's nonperforming assets and nonaccruing loans 90 days or more past due by type as of the dates indicated.

NONPERFORMING ASSETS

	December 31, 2009	2008	2007
Nonaccrual loans	$ 2,619	2,292	634
Loans 90 days or more past due	1,398	620	156
Foreclosed properties	461	300	—
Total nonperforming assets	$ 4,478	3,212	790

Nonperforming assets totaled $4,478 or 1.35% of total assets as of December 31, 2009, compared to $3,212 or 1.00% as of December 31, 2008 and $790 or 0.28% as of December 31, 2007. The following table presents the balance of accruing loans 90 days or more past due by type as of the dates indicated.

ACCRUING LOANS 90 DAYS OR MORE PAST DUE BY TYPE

	December 31, 2009	2008	2007
Loans 90 days or more past due by type:			
Real estate loans	$ 1,283	546	149
Loans to individuals	84	41	7
Commercial loans	31	33	—
Total accruing loans 90 days or more past due	$ 1,398	620	156

Allowance for Loan Losses. The Company maintains an allowance for loan losses which it considers adequate to cover the risk of losses in the loan portfolio. The allowance is based upon management's ongoing evaluation of the quality of the loan portfolio, total outstanding and committed loans, previous charges against the allowance and current and anticipated economic conditions. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance. The Company's management believes that as of December 31, 2009, 2008 and 2007, the allowance was adequate. The amount of the provision for loan losses is a charge against earnings. Actual loan losses are charged against the allowance for loan losses.

Management evaluates the reasonableness of the allowance for loan losses on a monthly basis and adjusts the provision as deemed necessary using regulatory approved methodology. Management uses historical loss data by loan type as well as current economic factors in its calculation of allowance for loan loss. Management also uses qualitative factors such as changes in lending policies and procedures, changes in national and local economies, changes in the nature and volume of the loan portfolio, changes in experience of lenders and the loan department, changes in volume and severity of past due and classified loans, changes in quality of the Bank's loan review system, the existence and effect of concentrations of credit and external factors such as competition and regulation in its allowance for loan loss calculation. Each qualitative factor is evaluated and applied to each type of loan in the Company's portfolio and a percentage of each loan is reserved as allowance. A percentage of each loan is also reserved according to the loan type's historical loss data. Larger percentages of allowance are taken as the risk for a loan is determined to be greater. As of December 31, 2009, the allowance for loan losses totaled $3,723 or 1.38% of total loans, net of unearned income and fees, compared to $3,969 or 1.40% of total loans, net of unearned income and fees, as of December 31, 2008. The provision for loan losses for the years ended December 31, 2009 and 2008 was $1,530 and $2,881, respectively. Net charge-offs for the Company were $1,776 and $632 for the years ended December 31, 2009 and 2008, respectively. The ratio of net loan charge-offs during the period to average loans outstanding for the period was 0.65% and 0.24% for the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2008, the allowance for loan losses totaled $3,969 or 1.40% of total loans, net of unearned income and fees compared to $1,720 or 0.73% of total loans, net of unearned income and fees as of December 31, 2007. The provision for loan losses for the years ended December 31, 2008 and 2007 was $2,881 and $462, respectively. Net charge-offs for the Company were $632 and $512 for the years ended December 31, 2008 and 2007, respectively. The ratio of net loan charge-offs during the period to average loans outstanding for the period was 0.24% and 0.23% for the years ended December 31, 2008 and 2007, respectively.

At the end of 2008 the Company deemed it prudent to make a special provision in excess of $2,000 to the allowance for loan losses, over and beyond the regular monthly loss provision, after reviewing nonperforming and potential problem loans, the general economic climate and declining collateral values.

The following table presents charged off loans, provisions for loan losses, recoveries on loans previously charged off, allowance adjustments and the amount of the allowance for the years indicated.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

		December 31,			
	2009	2008	2007	2006	2005
Balance at beginning of year	$ 3,969	1,720	1,770	1,508	1,502
Loan charge-offs:					
Real estate loans – residential	-	-	-	-	-
Real estate loans – commercial	(1,252)	(252)	(223)	-	-
Commercial and industrial loans	(112)	(200)	(137)	-	(66)
Loans to individuals for household, family and other consumer expenditures	(693)	(353)	(286)	(206)	(314)
Total loan charge-offs	(2,057)	(805)	(646)	(206)	(380)
Loan recoveries:					
Real estate loans – commercial	80	33	-	-	-
Commercial and industrial loans	37	25	-	-	-
Loans to individuals for household, family and other consumer expenditures	164	115	134	129	156
Total recoveries	281	173	134	129	156
Net loan charge-offs	(1,776)	(632)	(512)	(77)	(224)
Provisions for loan losses	1,530	2,881	462	339	230
Balance at end of year	$ 3,723	3,969	1,720	1,770	1,508

The following table presents net charge offs to average loans net unearned income and fees.

Net charge-offs to average loans,	2009	2008	2007	2006	2005
net of unearned income and fees	0.65%	0.24%	0.23%	0.04%	0.13%

The primary risk elements considered by management with respect to each installment and conventional real estate loan are lack of timely payment and the value of the collateral. The primary risk elements with respect to real estate construction loans are fluctuations in real estate values in the Company's market areas, inaccurate estimates of construction costs, fluctuations in interest rates, the availability of conventional financing, the demand for housing in the Company's market area and general economic conditions. The primary risk elements with respect to commercial loans are the financial condition of the borrower, general economic conditions in the Company's market area, the sufficiency of collateral, the timeliness of payment and, with respect to adjustable rate loans, interest rate fluctuations. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers and periodically reviews the existence of collateral and its value at least annually. Management also has a reporting system that monitors all past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Company's position. Management also recognizes the real estate values are declining in its market and is diligently monitoring appraisal values at least annually.

Loans are charged against the allowance when, in management's opinion, they are deemed uncollectible, although the Company continues to aggressively pursue collection. The Company considers a number of factors to determine the need for and timing of charge-offs including the following: whenever any commercial loan becomes past due for 120 days for any scheduled principal or interest payment and collection is considered

uncollectible; whenever foreclosure on real estate collateral or liquidation of other collateral does not result in full payment of the obligation and the deficiency or some portion thereof is deemed uncollectible, the uncollectible portion is charged-off; whenever any installment loan becomes past due for 120 days and collection is considered unlikely; whenever any repossessed vehicle remains unsold for 60 days after repossession; whenever a bankruptcy notice is received on any installment loan and review of the facts results in an assessment that all or most of the balance will not be collected, the loan will be placed in non-accrual status; whenever a bankruptcy notice is received on a small, unsecured, revolving installment account; and whenever any other small, unsecured, revolving installment account becomes past due for 180 days.

Although management believes that the allowance for loan losses is adequate to absorb losses as they arise, there can be no assurance that (i) the Company will not sustain losses in any given period which could be substantial in relation to the size of the allowance for loan losses, (ii) the Company's level of nonperforming loans will not increase, (iii) the Company will not be required to make significant additional provisions to its allowance for loan losses, or (iv) the level of net charge-offs will not increase and possibly exceed applicable reserves.

The following table presents the allocation of the allowance for loan losses as of the dates indicated. Notwithstanding these allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

		December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006		December 31, 2005	
		Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans	Allowance for loan losses	Percent of loans in each category to total loans
Real estate loans:											
Residential	$	2,179	43.10%	1,530	41.57%	57	32.21%	17	24.72%	75	30.58%
Commerical		1,042	30.11%	1,231	30.67%	970	39.25%	282	36.75%	173	28.99%
Loans to individuals for households, family and other consumer expenditures		293	18.57%	635	19.17%	416	19.96%	502	22.09%	417	24.25%
Commercial and industrial loans		209	8.00%	573	8.41%	226	8.48%	509	16.22%	730	15.66%
All other loans		—	0.22%	—	0.18%	—	0.10%	—	0.22%	—	0.52%
Unallocated		—	—	—	—	51	—	460	—	113	—
Totals	$	3,723	100.00%	3,969	100.00%	1,720	100.00%	1,770	100.00%	1,508	100.00%

While consumer related charge-offs represent a majority of total charge-offs over the last three years, they are of a low dollar amount on an individual loan basis. Commercial loans on the other hand, though few in terms of the number of charge-offs over the past three years, have the potential to greatly impact the allowance if a particular loan defaults. The Bank's loan review team uses the principles of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) topic *Receivables*, when determining the allocation of allowance for loan losses between loan categories. The determination of a loan category's allowance is based on the probability of a loan's default and the probability of loss in the event of a default.

Credit Risk Management

The risk of nonpayment of loans is an inherent aspect of commercial banking. The degree of perceived risk is taken into account in establishing the structure of, and interest rates and security for, specific loans and various types of loans. The Company strives to minimize its credit risk exposure by its credit underwriting standards and loan policies and procedures. Management continually evaluates the credit risks of its loans and believes it has provided adequately for the credit risks associated with these loans. The Company has implemented and expects to continue to implement and update new policies and procedures to maintain its credit risk management systems.

Bank Premises and Equipment

Bank premises and equipment increased 8.76% in 2009 compared to an increase of 27.32% in 2008 due to fixed assets additions associated with the new Rustburg facility partially offset by depreciation in 2008. The Company is leasing the Timberlake and Amherst branch facilities and the Smith Mountain Lake loan production office. In early 2008, the Company began leasing a building in the Wyndhurst section of Lynchburg for administrative and training purposes.

Deposits

Average deposits were $294,409 for the year ended December 31, 2009, an increase of $29,327 or 11.06% from $265,081 of average deposits for the year ended December 31, 2008. As of December 31, 2009, total deposits were $302,119 representing an increase of $14,886 or 5.18% from $287,233 in total deposits as of December 31, 2008. The change in deposits during 2009 was primarily due to changes in previously existing accounts and new accounts opened as a result of relationship changes, new locations, pricing and the continued success of our KaChing! Rewards checking product in 2009.

For the year ended December 31, 2009, average noninterest-bearing demand deposits were $25,883 or 8.79% of average deposits. For the year ended December 31, 2008, average noninterest-bearing demand deposits were $25,169 or 9.49% of average deposits. Average interest-bearing deposits were $268,526 for the year ended December 31, 2009, representing an increase of $28,614 or 11.92% over the $239,912 in average interest-bearing deposits for the year ended December 31, 2008.

The levels of noninterest-bearing demand deposits (including retail accounts) are influenced by such factors as customer service, service charges and the availability of banking services. No assurance can be given that the Company will be able to maintain its current level of noninterest-bearing deposits. Competition from other banks and thrift institutions as well as money market funds, some of which offer interest rates substantially higher than the Company, makes it difficult for the Company to maintain the current level of noninterest-bearing deposits. Management continually works to implement pricing and marketing strategies designed to control the cost of interest-bearing deposits and to maintain a stable deposit mix.

The following table presents the Company's average deposits and the average rate paid for each category of deposits for the periods indicated.

AVERAGE DEPOSIT INFORMATION

		Year ended December 31, 2009		Year ended December 31, 2008		Year ended December 31, 2007	
		Average amount of deposits(1)	Average rate paid	Average amount of deposits(1)	Average rate paid	Average amount of deposits(1)	Average rate paid
Noninterest-bearing demand deposits	$	25,883	N/A	25,169	N/A	24,631	N/A
Interest-bearing demand deposits		42,875	0.80%	43,731	1.38%	43,056	2.47%
Savings and NOW deposits		54,358	1.70%	35,568	1.59%	30,115	1.13%
Time deposits:							
Under $100,000		118,286	3.48%	118,298	4.43%	104,532	4.99%
$100,000 and over		53,007	3.64%	42,315	4.27%	39,237	3.96%
Total average time deposits		171,293		160,613		143,769	
Total average deposits	$	294,409		265,081		241,571	

(1) Averages are daily averages.

The following table presents the maturity schedule of time certificates of deposit of $100,000 and over and other time deposits of $100,000 and over as of December 31, 2009.

TIME DEPOSITS OF $100,000 AND OVER

	Certificates of deposit	Other time deposits	Total
Three months or less	$ 6,548	772	7,320
Over three through six months	3,065	104	3,169
Over six through 12 months	12,632	2,291	14,923
Over 12 months	13,051	13,531	26,582
Total time deposits of $100,000 and over	$ 35,296	16,698	51,994

Financial Ratios

The following table presents certain financial ratios for the periods indicated.

RETURN ON EQUITY AND ASSETS

	Years ended December 31,		
	2009	2008	2007
Return on average assets	0.11%	0.10%	0.97%
Return on average equity	1.40%	1.14%	10.17%
Dividend payout ratio	41.88%	291.50%	34.12%
Average equity to average assets	7.69%	9.14%	9.45%

Capital Resources

The Company's financial position at December 31, 2009 reflects liquidity and capital levels currently adequate to fund anticipated future business expansion. Capital ratios are in excess of required regulatory minimums for a "well-capitalized" institution. The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. The adequacy of the Company's capital is reviewed by management on an ongoing basis. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 capital, total risk-based capital and leverage ratios. Tier 1 capital consists generally of common and qualifying preferred stockholders' equity less goodwill. Total capital generally consists of Tier 1 capital, qualifying subordinated debt and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets. The Company's Tier 1 capital ratio was 9.50% at December 31, 2009 and 9.20% at December 31, 2008. The total capital ratio was 10.75% at December 31, 2009 and 10.45% at December 31, 2008.

These ratios exceed the mandated minimum requirements of 4% and 8%, respectively. As of December 31, 2009 and 2008, the Company met all regulatory capital ratio requirements and was considered "well capitalized" in accordance with the Federal Deposit Insurance Corporation Improvement Act.

Stockholders' equity was $25,851 at December 31, 2009 compared to $24,919 at December 31, 2008.

The leverage ratio consists of Tier 1 capital divided by quarterly average assets. At December 31, 2009, the Company's leverage ratio was 8.04% compared to 8.28% at December 31, 2008. Each of these exceeds the required minimum leverage ratio of 4%. The dividend payout ratio was 41.88% and 291.50% in 2009 and 2008, respectively, with the decline due to the decrease in net income over the same period. The Company paid dividends of $0.10 per share in 2009 and $0.60 per share in 2008. The Company suspended its dividend in the second quarter of 2009 to conserve capital.

Off-Balance Sheet Arrangements

The Company did not use any financial derivatives during 2009 and 2008. However, the Company has off-balance sheet arrangements that may have a material effect on the results of operations in the future. The Company, in the normal course of business, may at times be a party to financial instruments such as standby letters of credit. Standby letters of credit as of December 31, 2009 equaled $1,203 compared with $427 as of December 31, 2008. Other commitments include commitments to lend money. Not all of these commitments will be acted upon; therefore, the cash requirements will likely be significantly less than the commitments themselves. As of December 31, 2009, the Company had unused loan commitments of $47,515 including $24,457 in unused commitments with an original maturity exceeding one year compared with $47,365 including $24,739 in unused commitments with an original maturity exceeding one year as of December 31, 2008. See Note 9 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP). Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's single most critical accounting policy relates to the Company's allowance for loan losses, which reflects the estimated losses resulting from the inability of the Company's borrowers to make required loan payments. If the financial condition of the Company's borrowers were to deteriorate, resulting in an impairment of their ability to make payments, the Company's estimates would be updated, and additional provisions for loan losses may be required. Further discussion of the estimates used in determining the allowance for loan losses is contained in the discussion on "Allowance for Loan Losses" on page 21 and "Loans and Allowance for Loan Losses" in Note 1 of the Notes to Consolidated Financial Statements.

Impact of Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*, to amend existing guidance in FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, to expand and clarify existing disclosures regarding recurring and nonrecurring fair value measurements. The amended guidance in ASC820 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is evaluating the impact the amended guidance in ASU 2010-06 will have on its consolidated financial statements.

In September 2009, the FASB issued ASU 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, to amend the existing guidance in ASC 820 for measuring the fair value of investments in certain entities that do not have a quoted market price but calculate net asset value ("NAV") per share or its equivalent. As a practical expedient, the amendments in ASU 2009-12 permit, but do not require, a reporting entity to measure the fair value of an investment in an investee within the scope of the amendments in the ASU based on the investee's NAV per share or its equivalent. The amended guidance in ASC 820 is effective for interim and annual periods ending after December 15, 2009. The amended guidance in ASU 2009-12 had no impact on the Company's consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, *Measuring Liabilities at Fair Value*, to amend ASC 820 to clarify how entities should estimate the fair value of liabilities. ASC 820, as amended, includes clarifying guidance for circumstances in which a quoted price in an active market is not available, the effect of the existence of liability transfer restrictions, and the effect of quoted prices for the identical liability, including when the identical liability is traded as an asset. The amended guidance in ASC820 on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 26, 2009. The Company is evaluating the impact the amended guidance in ASU 2009-05 will have on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles*. This Statement was incorporated into ASC 105 and became the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in

conformity with GAAP. Rules and interpretative releases of the Securities and Exchange Commission ("SEC") under authority of federal securities law are also sources of authoritative GAAP for SEC registrants. ASC 105 became effective for the quarterly period ended September 30, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140.* This Statement was incorporated into ASC 860 and removes the concept of qualifying special-purpose entity and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The Statement is effective for annual reporting periods beginning after November 15, 2009 and interim and annual reporting periods thereafter. The Company is evaluating the impact that SFAS No. 166 will have on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events.* This Statement was incorporated into ASC 855 and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 became effective for the quarterly period ended June 30, 2009, and adoption had no impact on the Company's financial condition or results of operations. In connection with the adoption of ASC 855, the Company evaluated all subsequent events through February 24, 2010 and has disclosed all material subsequent events in Note 17 (Subsequent Events).

In April 2009, the FASB issued Staff Position ("FSP") FAS 157-4, *Determining the Fair Value of a Financial Asset When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This FSP was incorporated into ASC 820 and provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also provides guidance on identifying circumstances that indicate the transaction is not orderly. Provisions of this FSP incorporated into ASC 820 became effective for the quarterly period ended June 30, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments.* This FSP was incorporated into ASC 320 and amends the other-than-temporary impairments on debt and equity securities in the financial statements. The FSP did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Provisions of this FSP incorporated into ASC 320 became effective for the quarterly period ended June 30, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133.* This Statement was incorporated into ASC 815 and is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial condition, financial performance, and cash flows. Provisions of this Statement incorporated into ASC 815 became effective for the quarterly period ended March 31, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS no. 141 (revised 2007), *Business Combinations.* This Statement was incorporated into ASC 805 and applies to all transaction or other events in which one entity obtains control over another. ASC 805 defines the acquirer as the entity that obtains control over one or more businesses and defines the acquisition date as the date the acquirer achieves control. ASC 805 requires the acquirer to recognize assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their respective fair values as of the acquisition date. The revised standard changes the treatment of acquisition-related costs, restructuring costs related to an acquisition that the acquirer expects but is not obligated to incur, contingent consideration associated with the purchase price and pre-acquisition contingencies associated with acquired assets and liabilities. Effective January 1, 2009, the Company adopted the provisions of the Statement which were incorporated into ASC 805 and will apply them to any business combination which occurs after that date.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(In thousands of dollars, except share data)

Assets	**2009**	**2008**
Cash and cash equivalents (note 2):		
Cash and due from banks	$ 30,052	$ 6,748
Federal funds sold	2,008	9,178
Total cash and cash equivalents	32,060	15,926
Securities (note 3):		
Available-for-sale, at fair value	19,105	11,426
Held-to-maturity, at amortized cost	1,051	2,505
Federal Reserve Bank stock, at cost (note 1(c))	105	75
Federal Home Loan Bank stock, at cost (note 1(c))	579	728
Loans, net (notes 4, 9 and 11)	265,904	279,199
Bank premises and equipment, net (note 5)	7,228	6,646
Accrued interest receivable	1,190	1,215
Prepaid FDIC Insurance	1,842	-
Other assets (notes 7 and 8)	3,146	3,523
Total assets	$ 332,210	$ 321,243
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits (note 6):		
Demand	$ 32,276	$ 27,731
Savings and NOW accounts	103,445	87,832
Time	166,398	171,670
Total deposits	302,119	287,233
Note payable to Federal Home Loan Bank (note 1(d))	-	5,000
Note payable under line of credit (note 1 (d))	2,000	1,000
Accrued interest payable	613	872
Other liabilities (note 7)	1,627	2,219
Total liabilities	306,359	296,324
Stockholders' equity (notes 7, 12 and 15):		
Common stock, $3 par value. Authorized 3,000,000 shares, issued and outstanding 1,485,089 shares in 2009 and 2008	4,455	4,455
Capital surplus	787	787
Retained earnings	21,306	21,102
Accumulated other comprehensive loss, net	(697)	(1,425)
Total stockholders' equity	25,851	24,919
Commitments, contingencies and other matters (notes 9, 10 and 12)		
Total liabilities and stockholders' equity	$ 332,210	$ 321,243

See accompanying notes to consolidated financial statements.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2009, 2008 and 2007
(In thousands of dollars, except per share data)

	2009	2008	2007
Interest income:			
Interest and fees on loans	$ 16,622	$ 17,615	$ 16,748
Interest on securities:			
U.S. Government agencies	287	310	379
Corporate	42	66	150
States and political subdivisions (taxable)	133	203	235
States and political subdivisions (tax-exempt)	180	214	255
Other	41	43	38
Interest on federal funds sold	11	104	554
Total interest income	17,316	18,555	18,359
Interest expense:			
Interest on deposits:			
Savings and NOW accounts	1,264	1,170	1,403
Time - under $100,000	4,115	5,246	5,220
Time - $100,000 and over	1,929	1,809	1,551
Other interest expense	4	121	4
Total interest expense	7,312	8,346	8,178
Net interest income	10,004	10,209	10,181
Provision for loan losses (note 4)	1,530	2,881	462
Net interest income after provision for loan losses	8,474	7,328	9,719
Noninterest income:			
Service charges on deposit accounts	1,516	1,493	1,412
Commissions and fees	470	442	417
Mortgage loan fees	547	261	204
Service charges on loan accounts	273	403	292
Other operating income	342	297	307
Total noninterest income	3,148	2,896	2,632
Noninterest expense:			
Salaries and employee benefits (note 7)	6,069	5,621	4,813
Occupancy expense	697	625	454
Furniture and equipment	1,066	949	891
Office supplies and printing	288	254	226
Federal deposit insurance premiums	621	77	27
Capital stock tax	226	212	191
Advertising expense	116	142	115
Other operating expenses	2,088	1,966	1,807
Total noninterest expense	11,171	9,846	8,524
Income before income tax expense	451	378	3,827
Income tax expense (note 8)	100	72	1,227
Net income	$ 351	$ 306	$ 2,600
Basic net income per share (note 1(n))	$ 0.24	$ 0.21	$ 1.76
Diluted net income per share (note1(n))	$ 0.24	$ 0.21	$ 1.75

See accompanying notes to consolidated financial statements.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2009, 2008 and 2007
(In thousands, except share and per share data)

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Par Value	Surplus	Earnings	Income (Loss)	Total
Balances, December 31, 2006	1,459,589	$ 4,379	$ 605	$ 19,972	$ (464)	$ 24,492
Net income	-	-	-	2,600	-	2,600
Change in net unrealized gains on available-for-sale securities, net of deferred tax benefit of $55	-	-	-	-	111	111
Adjustment to apply ASC topic, *Compensation-Retirement Benefits*, net of tax of $124					242	242
Comprehensive income						2,953
Cash dividends declared by Bankshares ($0.60 per share)	-	-	-	(887)	-	(887)
Issuance of common stock, stock option exercise	25,500	76	179	-	-	255
Stock option expense		-	3	-	-	3
Balances, December 31, 2007	1,485,089	$ 4,455	$ 787	$ 21,685	$ (111)	$ 26,816
Net income	-	-	-	306	-	306
Change in net unrealized gains on available-for-sale securities, net of deferred tax benefit of $41	-	-	-	-	83	83
Adjustment to apply ASC topic, *Compensation-Retirement Benefits*, net of tax of $719					(1,397)	(1,397)
Comprehensive income (loss)						(1,008)
Cash dividends declared by Bankshares ($0.60 per share)	-	-	-	(889)	-	(889)
Balances, December 31, 2008	1,485,089	$ 4,455	$ 787	$ 21,102	$ (1,425)	$ 24,919
Net income	-	-	-	351	-	351
Change in net unrealized gains on available-for-sale securities, net of deferred tax benefit of $41	-	-	-	-	68	68
Adjustment to apply ASC topic, *Compensation-Retirement Benefits*, net of tax of $340					660	660
Comprehensive income						1,079
Cash dividends declared by Bankshares ($0.10 per share)	-	-	-	(147)	-	(147)
Balances, December 31, 2009	1,485,089	$ 4,455	$ 787	$ 21,306	$ (697)	$ 25,851

See accompanying notes to consolidated financial statements.

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009, 2008 and 2007
(In thousands of dollars)

	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 351	$ 306	$ 2,600
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of bank premises and equipment	514	426	413
Amortization of unearned fees, net	(67)	(24)	(23)
Net amortization of premiums and discounts on securities	51	-	7
Provision for loan losses	1,530	2,881	462
Provision for deferred income taxes	(218)	(562)	(142)
Net realized gain on securities	(33)		
Accrual of stock option vesting	-	-	3
Net decrease (increase) in:			
Accrued interest receivable	25	113	(78)
Prepaid FDIC insurance	(1,842)	-	-
Other assets	646	84	70
Net increase (decrease) in:			
Accrued interest payable	(259)	11	97
Other liabilities	68	(267)	364
Net cash provided by operating activities	766	2,968	3,773
Cash flows from investing activities:			
Purchases of held-to-maturity securities	-	-	(249)
Purchases of available-for-sale securities	(12,257)	(1,010)	-
Proceeds from maturities and calls of held-to-maturity securities	1,464	1,670	1,470
Proceeds from maturities and calls of available-for-sale securities	2,835	4,379	3,387
Proceeds from paydowns and maturities of available-for-sale mortgage-backed securities	928	790	769
Proceeds from sales of available-for-sale mortgage-backed securities	892	-	-
Sale (purchase) of Federal Home Loan Bank stock	149	(252)	5
Purchase of Federal Reserve Stock	(30)	-	-
Collections on loan participations	382	252	326
Net (increase) decrease in loans made to customers	11,080	(50,014)	(25,805)
Recoveries on loans charged off	282	173	134
Purchases of bank premises and equipment	(1,096)	(1,852)	(369)
Net cash provided by (used in) investing activities	4,629	(45,864)	(20,332)

Continued

PINNACLE BANKSHARES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2009	2008	2007
Cash flows from financing activities:			
Net increase in demand, savings and NOW deposits	20,158	13,449	8,685
Net increase (decrease) in time deposits	(5,272)	21,918	12,364
Borrowing (repayments) of note payable to Federal Home Loan Bank	(5,000)	5,000	(100)
Borrowing under line of credit	1,000	1,000	-
Proceeds from issuance of common stock	-	-	255
Cash dividends paid	(147)	(889)	(887)
Net cash provided by financing activities	10,739	40,478	20,317
Net increase (decrease) in cash and cash equivalents	16,134	(2,418)	3,758
Cash and cash equivalents, beginning of period	15,926	18,344	14,586
Cash and cash equivalents, end of period	$ 32,060	$ 15,926	$ 18,344
Supplemental disclosure of cash flows information			
Cash paid during the year for:			
Income taxes	$ -	$ 1,086	$ 1,019
Interest	7,571	8,335	8,106
Supplemental schedule of noncash investing and financing activities:			
Transfer of loans to repossessed properties	$ 73	$ 15	$ 59
Loans charged against the allowance for loan losses	2,056	805	646
Unrealized gains (losses) on available-for-sale securities	105	125	152
Defined benefit plan adjustment per ASC topic *Compensation-Retirement Benefits*	1,000	(2,115)	366

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies and Practices

Pinnacle Bankshares Corporation, a Virginia corporation (Bankshares), was organized in 1997 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Bankshares is headquartered in Altavista, Virginia. Bankshares conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First National Bank (the Bank). Bankshares exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and of such other subsidiaries as it may acquire or establish. The Company has a single reportable segment for purposes of segment reporting.

The accounting and reporting policies of Bankshares and its wholly owned subsidiary (collectively, the Company), conform to accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a summary of the more significant accounting policies and practices:

(a) Consolidation

The consolidated financial statements include the accounts of Bankshares and the Bank. All material intercompany balances and transactions have been eliminated.

(b) Securities

The Company classifies its securities in three categories: (1) debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in accumulated other comprehensive income, a separate component of stockholders' equity, net of deferred taxes. Fair value is determined from quoted prices obtained and reviewed by management from FT (Financial Times) Interactive Data in cooperation with a correspondent bank, the Company's third–party bond accountant. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts on a basis, which approximates the level yield method. The Company does not maintain trading securities. Gains or losses on disposition are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method on a trade date basis. If a decline below cost in the market value of any available-for-sale or held-to-maturity security is deemed other than temporary, the decline is charged to net income resulting in the establishment of a new cost basis for the security.

(c) Required Investments

As a member of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB) of Atlanta, the Company is required to maintain certain minimum investments in the common stock of the FRB and FHLB, which are carried at cost. Required levels of investment are based upon the Company's capital and a percentage of qualifying assets.

In addition, the Company is eligible to borrow from the FHLB with borrowings collateralized by qualifying assets, primarily residential mortgage loans, and the Company's capital stock investment in the FHLB.

(d) Borrowings

At December 31, 2009, the Company's available borrowing limit with the FHLB was approximately $41,720 The Company had $0 and $5,000 in borrowings outstanding at December 31, 2009 and 2008, respectively. The $5,000 was a daily variable rate note that matured in May of 2009.

Bankshares also has a $5,000 line of credit with a corresponding bank with $2,000 outstanding as of December 31, 2009 and $1,000 outstanding as of December 31, 2008 with a 5.00% interest rate that matures on December 31, 2011.

(e) Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned income and fees on loans, and an allowance for loan losses. Income is recognized over the terms of the loans using methods that approximate the level yield method. The allowance for loan losses is a cumulative valuation allowance consisting of an annual provision for loan losses, plus any amounts recovered on loans previously charged off, minus loans charged off. The provision for loan losses charged to operating expenses is the amount necessary in management's judgment to maintain the allowance for loan losses at a level it believes sufficient to cover losses in the collection of the Company's loans. Management determines the adequacy of the allowance based upon reviews of individual credits, recent loss experience, delinquencies, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Management uses historical loss data by loan type as well as current economic factors in its calculation of allowance for loan loss. Management also uses qualitative factors such as changes in lending policies and procedures, changes in national and local economies, changes in the nature and volume of the loan portfolio, changes in experience of lenders and the loan department, changes in volume and severity of past due and classified loans, changes in quality of the Company's loan review system, the existence and effect of concentrations of credit and external factors such as competition and regulation in its allowance for loan loss calculation. Each qualitative factor is evaluated and applied to each type of loan in the Company's portfolio and a percentage of each loan is reserved as allowance. A percentage of each loan type is also reserved according to the loan type's historical loss data. Larger percentages of allowance are taken as the risk for a loan is determined to be greater. Loans are charged against the allowance for loan losses when management believes the collectability of the principal is uncollectible. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. It is reasonably possible that management's estimate of loan losses and the related allowance may change materially in the near term. However, the amount of change that is reasonably possible cannot be estimated. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examinations.

Loans are charged against the allowance when, in management's opinion, they are deemed uncollectible, although the Company continues to aggressively pursue collection. The Company considers a number of factors to determine the need for and timing of charge-offs including the following: whenever any commercial loan becomes past due for 120 days for any scheduled principal or interest payment and collection is considered uncollectible; whenever foreclosure on real estate collateral or liquidation of other collateral does not result in full payment of the obligation and the deficiency or some portion thereof is deemed uncollectible, the uncollectible portion shall be charged-off; whenever any installment loan becomes past due for 120 days and collection is considered unlikely; whenever any repossessed vehicle remains unsold for 60 days after repossession; whenever a bankruptcy notice is received on any installment loan and review of the facts results in an assessment that all or most of the balance will not be collected, the loan will be placed in non-accrual status; whenever a bankruptcy notice is received on a small, unsecured, revolving installment account; and whenever any other small, unsecured, revolving installment account becomes past due for 180 days.

Interest related to non-accrual loans is recognized on the cash basis. Loans are generally placed in non-accrual status when the collection of principal and interest is 90 days or more past due, unless the obligation relates to a consumer or residential real estate loan or is both well-secured and in the process of collection.

Impaired loans are required to be presented in the financial statements at the present value of the expected future cash flows or at the fair value of the loan's collateral. Homogeneous loans such as real estate mortgage loans, individual consumer loans and home equity loans are evaluated collectively for impairment. Management, considering current information and events regarding the borrower's ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans receivable are applied first to reduce interest on such loans to the extent of interest contractually due and any remaining amounts are applied to principal.

(f) Loan Origination and Commitment Fees and Certain Related Direct Costs

Loan origination and commitment fees and certain direct loan origination costs charged by the Company are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company amortizes these net amounts over the contractual life of the related loans or, in the case of demand loans, over the estimated life. Fees related to standby letters of credit are recognized over the commitment period.

(g) Bank Premises and Equipment

Bank premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line and declining-balance methods over the estimated useful lives of the assets. Depreciable lives include 15 years for land improvements, 40 years for buildings, and 3 to 7 years for equipment, furniture and fixtures. The cost of assets retired and sold and the related accumulated depreciation are eliminated from the accounts and the resulting gains or losses are included in determining net income. Expenditures for maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.

(h) Foreclosed Properties

Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs to sell. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged to expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

(i) Impairment or Disposal of Long-Lived Assets

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Pension Plan

The Company maintains a noncontributory defined benefit pension plan, which covers substantially all of its employees. The net periodic pension expense includes a service cost component, interest on the projected benefit obligation, a component reflecting the actual return on plan assets, the effect of deferring and amortizing certain actuarial gains and losses, and the amortization of any unrecognized

net transition obligation on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. The Company's funding policy is to make annual contributions in amounts necessary to satisfy the Internal Revenue Service's funding standards, to the extent that they are tax deductible.

In September 2006, the FASB issued ASC topic, *Defined Benefit Plans*, which requires a business entity to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. *Defined Benefit Plans* also requires a business entity to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The recognition and disclosure provisions of *Defined Benefit Plans* were adopted by the Company beginning with the year ended December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the Company's fiscal year end statement of position was adopted on December 31, 2008.

(k) Advertising

The Company expenses advertising expenses as incurred.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income in the period that includes the enactment date.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

(m) Stock Options

The Company accounts for its stock based compensation plan under the provisions of ASC topic, *Share-Based Payment* which requires recognizing expense for options granted equal to the grant date fair value of the unvested amounts over their remaining vesting periods. There were no options granted in 2009 or 2008. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases and cancellations of existing awards after the adoption of this standard.

(n) ***Net Income per Share***

Basic net income per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the periods indicated:

Year ended December 31, 2009		Net income (numerator)	Shares (denominator)		Per share amount
Basic net income per share	$	351	1,485,089	$	0.24
Effect of dilutive stock options		—	—		
Diluted net income per share	$	351	1,485,089	$	0.24

Year ended December 31, 2008		Net income (numerator)	Shares (denominator)		Per share amount
Basic net income per share	$	306	1,485,089	$	0.21
Effect of dilutive stock options		—	3,124		
Diluted net income per share	$	306	1,488,213	$	0.21

Year ended December 31, 2007		Net income (numerator)	Shares (denominator)		Per share amount
Basic net income per share	$	2,600	1,479,689	$	1.76
Effect of dilutive stock options		—	9,688		
Diluted net income per share	$	2,600	1,489,377	$	1.75

(o) ***Consolidated Statements of Cash Flows***

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks (with original maturities of three months or less), and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

(p) ***Comprehensive Income***

ASC topic *Comprehensive Income,* requires the Company to classify items of "Other Comprehensive Income" (such as net unrealized gains (losses) on available-for-sale securities) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company's other comprehensive income consists of net income, and net unrealized gains (losses) on securities available-for-sale, net of income taxes, and adjustments relating to its defined benefit plan, net of income taxes.

(q) ***Fair Value Measurements***

Effective January 1, 2008, the Company adopted the provisions of ASC topic, *Fair Value Measurements and Disclosures*. *Fair Value Measurements and Disclosures*, which was issued in September 2006, establishes a framework for using fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with *Fair Value Measurements and Disclosures*, the Company groups its financial assets and financial liabilities in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The most significant

instruments that the Company measures at fair value are available-for-sale securities. All instruments fall into Level 2 fair value hierarchy. Valuation methodologies for the fair value hierarchy are as follows:

Level 1 – Valuations for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 – Valuations for assets and liabilities are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities or other observable inputs.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining fair value assigned to such assets and liabilities.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Available-for-sale Securities

Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available, and would in such case be included as a Level 1 asset. The Company currently carries no Level 1 securities. If quoted prices are not available, valuations are obtained from readily available pricing sources from independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. These would be classified as Level 2 assets. The Company's entire available-for-sale securities portfolio is classified as Level 2 securities. The Company currently carries no Level 3 securities for which fair value would be determined using unobservable inputs.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with ASC topic, *Impairment of a Loan.* The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of a similar debt, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans at which fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with *Impairment of a Loan*, impaired loans where an allowance is established based on the fair value of the collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as a nonrecurring Level 2 asset. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as a nonrecurring Level 3 asset.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on observable market

price or a current appraised value, the Company records the foreclosed asset as a nonrecurring Level 2 asset. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as a nonrecurring Level 3 asset.

Below are tables that present information about certain assets and liabilities measured at fair value on a recurring or nonrecurring basis:

Fair Value Measurements on December 31, 2009

Description	Total Carrying Amount in The Consolidated Balance Sheet 12/31/2009	Assets/Liabilities Measured at Fair Value 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$19,105	$19,105	NA	$19,105	NA
Impaired loans	$4,478	$4,478	NA	NA	$4,478
Foreclosed assets	$461	$461	NA	NA	$461

Fair Value Measurements on December 31, 2008

Description	Total Carrying Amount in The Consolidated Balance Sheet 12/31/2008	Assets/Liabilities Measured at Fair Value 12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$11,426	$11,426	NA	$11,426	NA
Impaired loans	$3,212	$3,212	NA	NA	$3,212
Foreclosed assets	$300	$300	NA	NA	$300

(r) Use of Estimates

In preparing the consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and revenues and expenses for the years ended December 31, 2009, 2008 and 2007. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses.

(s) Current Accounting Developments

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*, to amend existing guidance in FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, to expand and clarify existing disclosures regarding recurring and nonrecurring fair value measurements. The amended guidance in ASC820 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is evaluating the impact the amended guidance in ASU 2010-06 will have on its consolidated financial statements.

In September 2009, the FASB issued ASU 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, to amend the existing guidance in ASC 820 for measuring the fair value of investments in certain entities that do not have a quoted market price but calculate net asset value ("NAV") per share or its equivalent. As a practical expedient, the amendments in ASU 2009-12 permit, but do not require, a reporting entity to measure the fair value of an investment in an investee within the scope of the amendments in the ASU based on the investee's NAV per share or its equivalent. The amended guidance in ASC 820 is effective for interim and annual periods ending after December 15, 2009. The amended guidance in ASU 2009-12 had no impact on the Company's consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, *Measuring Liabilities at Fair Value*, to amend ASC 820 to clarify how entities should estimate the fair value of liabilities. ASC 820, as amended, includes clarifying guidance for circumstances in which a quoted price in an active market is not available, the effect of the existence of liability transfer restrictions, and the effect of quoted prices for the identical liability, including when the identical liability is traded as an asset. The amended guidance in ASC820 on measuring liabilities at fair value is effective for the first interim or annual reporting period beginning after August 26, 2009. The company is evaluating the impact the amended guidance in ASU 2009-05 will have on its consolidated financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles*. This Statement was incorporated into ASC 105 and became the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretative releases of the Securities and Exchange Commission ("SEC") under authority of federal securities law are also sources of authoritative GAAP for SEC registrants. ASC 105 became effective for the quarterly period ended September 30, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140*. This Statement was incorporated into ASC 860 and removes the concept of qualifying special-purpose entity and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The Statement is effective for annual reporting periods beginning after November 15, 2009 and interim and annual reporting periods thereafter. The Company is evaluating the impact that SFAS No. 166 will have on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*. This Statement was incorporated into ASC 855 and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 became effective for the quarterly period ended June 30, 2009, and adoption had no impact on the Company's financial condition or results of operations. In connection with the adoption of

ASC 855, the Company evaluated all subsequent events through February 24, 2010 and has disclosed all material subsequent events in Note 17 (Subsequent Events).

In April 2009, the FASB issued Staff Position ("FSP") FAS 157-4, *Determining the Fair Value of a Financial Asset When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This FSP was incorporated into ASC 820 and provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also provides guidance on identifying circumstances that indicate the transaction is not orderly. Provisions of this FSP incorporated into ASC 820 became effective for the quarterly period ended June 30, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments.* This FSP was incorporated into ASC 320 and amends the other-than-temporary impairments on debt and equity securities in the financial statements. The FSP did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Provisions of this FSP incorporated into ASC 320 became effective for the quarterly period ended June 30, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133.* This Statement was incorporated into ASC 815 and is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial condition, financial performance, and cash flows. Provisions of this Statement incorporated into ASC 815 became effective for the quarterly period ended March 31, 2009, and adoption had no impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS no. 141 (revised 2007), *Business Combinations.* This Statement was incorporated into ASC 805 and applies to all transaction or other events in which one entity obtains control over another. ASC 805 defines the acquirer as the entity that obtains control over one or more businesses and defines the acquisition date as the date the acquirer achieves control. ASC 805 requires the acquirer to recognize assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their respective fair values as of the acquisition date. The revised standard changes the treatment of acquisition-related costs, restructuring costs related to an acquisition that the acquirer expects but is not obligated to incur, contingent consideration associated with the purchase price and pre-acquisition contingencies associated with acquired assets and liabilities. Effective January 1, 2009, the Company adopted the provisions of the Statement which were incorporated into ASC 805 and will apply them to any business combination which occurs after that date.

(2) Restrictions on Cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average reserve balances. The daily average reserve requirements were approximately $4,300 and $2,304 for the weeks including December 31, 2009 and 2008, respectively.

(3) Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities at December 31, 2009 and 2008 are as follows:

Available-for-Sale		2009 Amortized costs	2009 Gross unrealized gains	2009 Gross unrealized losses	2009 Fair values
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	11,532	66	(18)	11,580
Obligations of states and political subdivisions		4,728	128	(17)	4,839
Corporate securities		1,000	3	—	1,003
Mortgage-backed securities – government		1,514	59	—	1,573
Other securities		110	—	—	110
Total available-for-sale	$	18,884	256	(35)	19,105

Held-to-Maturity		2009 Amortized costs	2009 Gross unrealized gains	2009 Gross unrealized losses	2009 Fair values
Obligations of states and political subdivisions	$	1,051	27	—	1,078

Available-for-Sale		2008 Amortized costs	2008 Gross unrealized gains	2008 Gross unrealized losses	2008 Fair values
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	2,031	15	(6)	2,040
Obligations of states and political subdivisions		4,891	109	(27)	4,973
Corporate securities		999	—	(25)	974
Mortgage-backed securities – government		3,339	54	(4)	3,389
Other securities		50	—	—	50
Total available-for-sale	$	11,310	178	(62)	11,426

Held-to-Maturity		2008 Amortized costs	2008 Gross unrealized gains	2008 Gross unrealized losses	2008 Fair values
Obligations of states and political subdivisions	$	2,505	70	—	2,575

The following table shows the gross unrealized losses and fair value of the Company's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009:

Description of Securities	Less than 12 months		12 months or more		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross Unrealized losses
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 4,099	18	—	—	4,099	18
Obligations of states and political subdivisions	1,060	17	—	—	1,060	17
Total temporarily impaired securities	$ 5,159	35	—	—	5,159	35

The Company does not consider the unrealized losses other-than-temporary losses based on the volatility of the securities market price involved, the credit quality of the securities, and the Company's ability if necessary, to hold the securities until maturity. The securities include 10 bonds that have continuous losses for less than 12 months and no bonds that have continuous losses for more than 12 months. The $5,159 in securities in which there is an unrealized loss of $35 includes unrealized losses ranging from less than $1 to $15 or from 0.01% to 3.39% of the original cost of the investment. Gross realized gains on securities sold in 2009 totaled $33 and $0 in 2008 and 2007. There were no gross realized losses on securities sold in 2009, 2008 and 2007.

The following table shows the gross unrealized losses and fair value of the Company's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008:

Description of Securities	Less than 12 months		12 months or more		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross Unrealized losses
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 934	6	—	—	934	6
Obligations of states and political subdivisions	1,030	27	—	—	1,030	27
Corporate securities	492	7	482	18	974	25
Mortgage-backed securities-government	47	2	436	2	483	4
Total temporarily impaired securities	$ 2,503	42	918	20	3,421	62

The Company does not consider the unrealized losses other-than-temporary losses based on the volatility of the securities market price involved, the credit quality of the securities, and the Company's ability if necessary, to hold the securities until maturity. The securities include 6 bonds that have continuous losses for less than 12 months and 3 bonds that have continuous losses for more than 12 months. The $3,421 in securities in which there is an unrealized loss of $62 includes unrealized losses ranging from less than $1 to $18 or from 0.01% to 5.96% of the original cost of the investment. No securities were sold in 2008.

The amortized costs and fair values of available-for-sale and held-to-maturity securities at December 31, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2009			
	Available-for-Sale		Held-to-Maturity	
	Amortized costs	Fair values	Amortized costs	Fair values
Due in one year or less	$ 1,575	1,581	250	256
Due after one year through five years	9,168	9,283	801	822
Due after five years through ten years	5,640	5,692	—	—
Due after ten years	987	976	—	—
	17,370	17,532	1,051	1,078
Mortgage-backed securities	1,514	1,573	—	—
Totals	$ 18,884	19,105	1,051	1,078

Securities with amortized costs of approximately $3,328 and $3,709 (fair values of $3,416 and $3,781, respectively) as of December 31, 2009 and 2008, respectively, were pledged as collateral for public deposits and to the Federal Reserve for overdraft protection and treasury tax and loan.

(4) Loans

A summary of loans at December 31, 2009 and 2008 follows:

	2009	2008
Real estate loans:		
Residential-mortgage	$ 106,619	104,653
Residential-construction	9,640	13,153
Commercial	81,219	86,915
Loans to individuals for household, family and other consumer expenditures	50,097	54,329
Commercial and industrial loans	21,589	23,820
All other loans	612	514
Total loans, gross	269,776	283,384
Less unearned income and fees	(149)	(216)
Loans, net of unearned income and fees	269,627	283,168
Less allowance for loan losses	(3,723)	(3,969)
Loans, net	$ 265,904	279,199

Nonaccrual loans amounted to approximately $2,619 and $2,292 at December 31, 2009 and 2008, respectively. There were no commitments to lend additional funds to customers whose loans were on nonaccrual status at December 31, 2009.

In the normal course of business, the Bank has made loans to executive officers and directors. At December 31, 2009, loans to executive officers and directors were approximately $764 compared to $399 at December 31, 2008. During 2009, new loans to executive officers and directors amounted to approximately $527 and repayments amounted to approximately $162. Loans to companies in which executive officers and directors have an interest amounted to approximately $374 and $523 at December 31, 2009 and 2008, respectively. All such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features.

Activity in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

		2009	2008	2007
Balances at beginning of year	$	3,969	1,720	1,770
Provision for loan losses		1,530	2,881	462
Loans charged off		(2,057)	(805)	(646)
Loan recoveries		281	173	134
Balances at end of year	$	3,723	3,969	1,720

At December 31, 2009, 2008 and 2007, the recorded investment in loans for which impairment has been identified totaled approximately $2,619, $2,292 and $634, respectively, with corresponding valuation allowances of approximately $318, $543 and $110, respectively. The average recorded investment in impaired loans receivable during 2009, 2008 and 2007 was approximately $4,194, $1,609 and $445, respectively. Interest income recognized on a cash basis on impaired loans during 2009, 2008 and 2007 was approximately $354, $278 and $61, respectively.

(5) Bank Premises and Equipment

Bank premises and equipment, net were comprised of the following as of December 31, 2009 and 2008:

		2009	2008
Land improvements	$	453	480
Buildings		6,036	6,100
Equipment, furniture and fixtures		4,349	3,692
		10,838	10,272
Less accumulated depreciation		(5,290)	(4,777)
		5,548	5,495
Land		1,680	1,151
Bank premises and equipment, net	$	7,228	6,646

(6) Deposits

A summary of deposits at December 31, 2009 and 2008 follows:

		2009	2008
Noninterest-bearing demand deposits	$	32,276	27,731
Interest-bearing:			
Savings and money market accounts		46,225	47,045
NOW accounts		57,220	40,787
Time deposits – under $100,000		114,404	118,449
Time deposits – $100,000 and over		51,994	53,221
Total interest-bearing deposits		269,843	259,502
Total deposits	$	302,119	287,233

At December 31, 2009, the scheduled maturity of time deposits is as follows $90,770 in 2010; $13,585 in 2011; $3,295 in 2012; $38,585 in 2013 and $20,163 in 2014.

In the normal course of business, the Bank has received deposits from executive officers and directors. At December 31, 2009 and 2008, deposits from executive officers and directors were approximately $3,692 and $3,833, respectively. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

(7) Employee Benefit Plans

The Bank maintains a noncontributory defined benefit pension plan that covers substantially all of its employees. Benefits are computed based on employees' average final compensation and years of credited service. Pension expense amounted to approximately $427, $358 and $329 in 2009, 2008 and 2007,

respectively. The change in benefit obligation, change in plan assets and funded status of the pension plan at December 31, 2009 and September 30, 2008 and 2007 (most recent information available) and pertinent assumptions are as follows:

		Pension Benefits	
Change in Benefit Obligation	**2009**	**2008**	**2007**
Benefit obligation at beginning of year	$ 5,814	5,440	4,907
Service cost	264	482	363
Interest cost	347	423	293
Actuarial (gain) loss	21	(519)	(29)
Benefits paid	(193)	(12)	(94)
Benefit obligation at end of year	$ 6,253	5,814	5,440
Change in Plan Assets			
Fair value of plan assets at beginning of year	3,847	5,491	4,911
Actual return on plan assets	1,210	(2,031)	674
Employer contribution	—	400	—
Benefit paid	(193)	(12)	(94)
Fair value of plan assets at end of year	$ 4,864	3,848	5,491
Funded Status at the End of the Year	(1,388)	(1,966)	51
Amounts Recognized in the Balance Sheet			
Other liabilities, accrued pension	(1,388)	(1,966)	—
Other assets, prepaid pension	$ —	—	51
Amounts Recognized in Accumulated Other Comprehensive Income Net of Tax Effect			
Unrecognized net actuarial loss	846	1,500	98
Prior service cost	3	6	10
Net obligation in transition	2	5	7
Benefit obligation included in accumulated other comprehensive income	$ 851	1,511	115
Funded Status			
Benefit obligation	(6,253)	(5,814)	(5,440)
Fair value of assets	4,864	3,848	5,491
Unrecognized net actuarial (gain) loss	1,282	2,274	149
Unrecognized net obligation at transition	4	7	11
Unrecognized prior service cost	4	8	15
(Accrued)/prepaid benefit cost included in the balance sheet	$ (99)	323	226

	Pension Benefits		
Weighted Average Assumptions as of December 31, 2009 and September 30, 2008 and 2007:	**2009**	**2008**	**2007**
Discount rate	6.00%	6.25%	6.25%
Expected long-term return on plan assets	8.00%	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%	5.00%

	Pension Benefits		
	2009	2008	2007
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income Net of Tax Effect			
Net (gain)/loss	$ (654)	1,403	(236)
Prior service cost	-	-	-
Amortization of prior service cost	(3)	(4)	(3)
Net obligation at transition	-	-	-
Amortization of net obligation at transition	(3)	(3)	(3)
Total recognized in other comprehensive income	$ (660)	1,396	(242)
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$ (578)	1,639	76

The estimated portion of prior service cost and net transition obligation included in accumulated other comprehensive income that will be recognized as a component of net periodic pension cost over the next fiscal year are $5 and $5, respectively.

The Company selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of return expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, and higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose – the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The components of net pension benefit cost under the plan for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

		Pension Benefits	
	2009	2008	2007
Service cost	$ 265	529	363
Interest cost	347	424	293
Expected return on plan assets	(306)	(613)	(348)
Net amortization	9	11	9
Recognized net actuarial loss	108	—	1
Net pension benefit cost	$ 423	351	318

Projected Benefit Payments

The projected benefit payments under the plan are summarized as follows for the years ending December 31:

2010	$ 153
2011	151
2012	162
2013	181
2014	201
2015-2019	1,822

Plan Asset Allocation

Plan assets are held in a pooled pension trust fund administered by the Virginia Bankers Association. The pooled pension trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 20% fixed income and 80% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the pension plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Virginia Bankers Association to administer the investments of the pooled pension trust fund within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds-fixed income and equity funds: Valued at the net asset value of shares held at year-end.

Cash and equivalents: Valued at cost which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement as of December 31, 2009.

The following table presents the fair value of the assets, by asset category, at December 31, 2009 and 2008.

	2009	2008
Cash and equivalents	$ 23	$ 158
Mutual funds-fixed income	1,147	2,986
Mutual funds-equity	3,694	704
Total assets at fair value	$ 4,864	$ 3,848

The following table sets forth by level, within the fair value hierarchy, the assets carried at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash and equivalents	$ 23	$ -	$ -	$ 23
Mutual funds-fixed income	1,147	-	-	1,147
Mutual funds-equity	3,694	-	-	3,694
Total assets at fair value	$ 4,864	$ -	$ -	$ 4,864

Contributions

The Company expects to contribute $423 to its pension plan in 2009.

The Company also has a 401(k) plan under which the Company did not match employee contributions to the plan in 2008. In 2009, the Company matched 100% of the first 1% of salary deferral and 50% of the next 5% of salary deferral to the 401(k) savings provision. The amount expensed for the 401(k) plan during the year ended December 31, 2009, was $108.

(8) Income Taxes

Income tax expense (benefit) attributable to income before income tax expense for the years ended December 31, 2009, 2008 and 2007 is summarized as follows:

		2009	2008	2007
Current	$	(112)	740	1,311
Deferred		212	(668)	(84)
Total income tax expense	$	100	72	1,227

Reported income tax expense for the years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

		2009	2008	2007
Computed "expected" income tax expense	$	154	129	1,301
Increase (reduction) in income tax expense resulting from:				
Tax-exempt interest		(71)	(80)	(93)
Disallowance of interest expense		7	10	14
Other, net		10	13	5
Reported income tax expense	$	100	72	1,227

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows:

		2009	2008
Deferred tax assets:			
Loans, principally due to allowance for loan losses	$	1,020	1,182
Adjustments, defined benefit plan		438	778
Accrued pension, due to actual pension contributions in excess of accrual for financial reporting purposes		34	—
Loans, due to unearned fees, net		27	31
Other		66	131
Total gross deferred tax assets		1,585	2,122
Deferred tax liabilities:			
Bank premises and equipment, due to differences in depreciation		(199)	(229)
Accrued pension, due to actual pension contributions in excess of accrual for financial reporting purposes		—	(110)
Net unrealized gains on available-for-sale securities		(75)	(40)
Other		(289)	(133)
Total gross deferred tax liabilities		(563)	(512)
Net deferred tax asset, included in other assets	$	1,022	1,610

The Bank has determined that a valuation allowance for the gross deferred tax assets is not necessary at December 31, 2009, 2008 and 2007, since realization of the entire gross deferred tax assets can be supported by the amounts of taxes paid during the carryback periods available under current tax laws.

The Company adopted the provisions of ASC topic, *Income Taxes*, on January 1, 2007 with no impact on the financial statements. The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2008 and 2009, and did not accrue any interest or penalties as of December 31, 2008 or 2009. The Company does not have an accrual for uncertain tax positions as deductions taken and benefits accrued are based on widely understood administrative practices and procedures are based on clear and unambiguous tax law. Tax returns for all years 2006 and thereafter are subject to future examination by tax authorities.

(9) Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments may involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Company requires collateral to support financial instruments when it is deemed necessary. The Bank evaluates such customers' creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, real estate, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk:

		Contract amounts at December 31, 2009	2008
Commitments to extend credit	$	47,515	47,365
Standby letters of credit	$	1,203	427

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions. Unless renewed, substantially all of the Company's standby letters of credit commitments at December 31, 2009 will expire within one year. Management does not anticipate any material losses as a result of these transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

(10) Leases

The Company leases premises and equipment under various operating lease agreements. Generally, operating leases provide for one or more renewal options on the same basis as current rental terms. Certain leases require increased rentals under cost-of-living escalation clauses. The following are future minimum lease payments as required under the agreements:

	Year	Payments
Operating Leases	2010	$230
	2011	$150
	2012	$139
	2013	$141
	2014	$141
	After 2014	$2,151
	Total	$2,952

The Company entered into a lease of the Amherst branch facility with an entity in which a director of the Company has a 50% ownership interest. The original term of the lease is twenty years and may be renewed at the Company's option for two additional terms of five years each. The Company's current rental payment under the lease is $130 annually.

(11) Concentrations of Credit Risk

The Company grants commercial, residential and consumer loans to customers primarily in the central Virginia area. The Company has a diversified loan portfolio that is not dependent upon any particular economic sector. As a whole, the portfolio is affected by general economic conditions in the central Virginia region.

The Company's commercial and real estate loan portfolios are diversified, with no significant concentrations of credit other than the geographic focus on the central Virginia region. The installment loan portfolio consists of consumer loans primarily for automobiles and other personal property. Overall, the Company's loan portfolio is not concentrated within a single industry or group of industries, the loss of any one or more of which would generate a materially adverse impact on the business of the Company.

The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property. Credit approval is principally a function of collateral and the evaluation of the creditworthiness of the borrower based on available financial information.

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

(12) Dividend Restrictions and Capital Requirements

Bankshares' principal source of funds for dividend payments is dividends received from its subsidiary Bank. For the years ended December 31, 2009 and 2008, dividends from the subsidiary Bank totaled $420 and $978, respectively.

Substantially all of Bankshares' retained earnings consist of undistributed earnings of its subsidiary Bank, which are restricted by various regulations administered by federal banking regulatory agencies. Under applicable federal laws, the Comptroller of the Currency restricts, without prior approval, the total dividend payments of the Bank in any calendar year to the net profits of that year, as defined, combined with the retained net profits for the two preceding years. At December 31, 2009, retained net profits of the Bank that were free of such restriction approximated $2,218.

Bankshares and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Bankshares' consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bankshares and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that Bankshares and the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from Office of the Comptroller of the Currency categorized Bankshares and the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," Bankshares and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Bankshares and the Bank's category.

Bankshares and the Bank's actual capital amounts and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	$ 29,437	10.75%	$ 21,910	8.0%	$ N/A	N/A
Bank	31,055	11.36%	21,877	8.0%	27,347	10.0%
Tier 1 Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	26,008	9.50%	10,955	4.0%	N/A	N/A
Bank	27,626	10.10%	10,939	4.0%	16,408	6.0%
Tier 1 Capital (Leverage)						
(to Average Assets):						
Bankshares consolidated	26,008	8.04%	12,945	4.0%	N/A	N/A
Bank	27,626	8.55%	12,930	4.0%	16,162	5.0%

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	$ 29,315	10.45%	$ 22,443	8.0%	$ N/A	N/A
Bank	30,038	10.72%	22,420	8.0%	28,025	10.0%
Tier 1 Capital						
(to Risk Weighted Assets):						
Bankshares consolidated	25,806	9.20%	11,222	4.0%	N/A	N/A
Bank	26,529	9.47%	11,210	4.0%	16,815	6.0%
Tier 1 Capital (Leverage)						
(to Average Assets):						
Bankshares consolidated	25,806	8.28%	12,461	4.0%	N/A	N/A
Bank	26,529	8.52%	12,451	4.0%	15,563	5.0%

(13) Disclosures about Fair Value of Financial Instruments

The ASC topic *Fair Value Option*, requires the Company to disclose estimated fair values of its financial instruments.

The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which it is practicable to estimate that value.

(a) Cash and Due from Banks and Federal Funds Sold

The carrying amounts are a reasonable estimate of fair value.

(b) Securities

The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations; so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

(c) *Loans*

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate - residential, real estate - other, loans to individuals and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as well as estimates for prepayments. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

(d) *Deposits and Note Payable to Federal Home Loan Bank*

The fair value of demand deposits, NOW accounts, and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits, certificates of deposit and the note payable to the Federal Home Loan Bank is estimated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for deposits or borrowings of similar remaining maturities.

(e) *Commitments to Extend Credit and Standby Letters of Credit*

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2009 and 2008, and as such, the related fair values have not been estimated. The carrying amounts and approximate fair values of the Company's financial instruments are as follows at December 31, 2009 and 2008:

		2009		2008	
		Carrying amounts	Approximate fair values	Carrying amounts	Approximate fair values
Financial assets:					
Cash and due from banks	$	30,052	30,052	6,748	6,748
Federal funds sold		2,008	2,008	9,178	9,178
Securities:					
Available-for-sale		19,105	19,105	11,426	11,426
Held-to-maturity		1,051	1,078	2,505	2,575
Federal Reserve Bank Stock		105	105	75	75
Federal Home Loan Bank Stock		579	579	728	728
Loans, net of unearned income and fees		269,627	274,623	279,199	287,388
Total financial assets	$	322,527	327,550	309,859	318,118
Financial liabilities:					
Deposits	$	302,119	306,987	287,233	291,313
Note payable to Federal Home Loan Bank		—	—	5,000	5,000
Line of credit		2,000	2,000	1,000	1,000
Total financial liabilities	$	304,119	308,987	293,233	297,313

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are

subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets and premises and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(14) Parent Company Financial Information

Condensed financial information of Bankshares (Parent) is presented below:

Condensed Balance Sheets

		December 31,	
Assets		**2009**	**2008**
Cash due from subsidiary	$	7	12
Investment in subsidiary, at equity		27,469	25,633
Other assets		397	319
Total assets	$	27,873	25,964
Liabilities and stockholders' equity			
Notes payable	$	2,000	1,000
Other liabilities		22	45
Total liabilities	$	2,022	1,045
Stockholders' equity			
Common stock of $3 par value, authorized 3,000,000 shares; issued and outstanding 1,485,089 shares in 2009 and 2008	$	4,455	4,455
Capital surplus		787	787
Retained earnings		21,306	21,102
Accumulated other comprehensive income (loss), net		(697)	(1,425)
Total stockholders' equity	**$**	25,851	24,919
Commitments, contingencies and other matters		—	—
Total liabilities and stockholders' equity	**$**	27,873	25,964

Condensed Statements of Income

	Years ended December 31, 2009	2008	2007
Income:			
Dividends from subsidiary	$ 420	978	743
Expenses:			
Other expenses	265	103	97
Income before income tax benefit and equity in undistributed net income of subsidiary	155	875	646
Applicable income tax benefit	90	35	33
Income before equity in undistributed net income of subsidiary	245	910	679
Equity in undistributed net income of subsidiary	106	(604)	1,921
Net income	$ 351	306	2,600

Condensed Statements of Cash Flows

	Years ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net income	$ 351	306	2,600
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiary	(106)	604	(1,921)
Increase in other assets	(79)	(60)	(32)
Net cash provided by operating activities	166	850	647
Cash flows from investing activities:			
Additional investment in Bank	(1,000)	(1,000)	-
Net cash used in financing activity	(1,000)	(1,000)	-
Cash flows from financing activities			
Proceeds from issuance of common stock	-	-	255
Cash dividends paid	(147)	(889)	(887)
Draw on line of credit	1,000	1,000	-
Increase (decrease) in other liabilities	(24)	24	(18)
Net cash provided by (used in) financing activities	829	135	(650)
Net increase (decrease) in cash due from subsidiary	(5)	(15)	(3)
Cash due from subsidiary, beginning of year	12	27	30
Cash due from subsidiary, end of year	$ 7	12	27

(15) Stock Options

The Company has two incentive stock option plans. The 1997 Incentive Stock Plan (the 1997 Plan), pursuant to which the Company's Board of Directors could grant stock options to officers and key employees, became effective as of May 1, 1997. The 1997 Plan authorized grants of options to purchase up to 50,000 shares of the Company's authorized, but unissued common stock. Accordingly, 50,000 shares of authorized, but unissued common stock were reserved for use in the 1997 Plan. All stock options were granted with an exercise price equal to the stock's fair market value at the date of grant. At December 31, 2009, there were no additional shares available for grant under the 1997 Plan as the plan expired on May 1, 2007.

The 2004 Incentive Stock Plan (the 2004 Plan), pursuant to which the Company's Board of Directors may grant stock options to officers and key employees, was approved by shareholders on April 13, 2004 and became effective as of May 1, 2004. The 2004 Plan authorizes grants of options to purchase up to 100,000 shares of the Company's authorized, but unissued common stock. Accordingly, 100,000 shares of authorized, but unissued common stock were reserved for use in the 2004 Plan. All stock options are granted with an exercise price equal to the stock's fair market value at the date of the grant. At December 31, 2009, there were 100,000 shares available for grant under the 2004 Plan.

Stock options generally have 10-year terms, vest at the rate of 20% per year, and become fully exercisable five years from the date of grant.

During 2009 and 2008, no stock options were exercised. During 2007, 25,500 stock options were exercised. During 2009, 2008 and 2007, there were no options granted to employees.

At December 31, 2009, options for 9,500 shares were exercisable at an exercise price of $14.00 per share, and 7,500 shares were exercisable at an exercise price of $14.75 per share. As of December 31, 2009, there was no unrecognized compensation costs related to unvested stock options. Stock option activity during the years ended December 31, 2009 and 2008 is as follows:

	Number of Shares	**Weighted average exercise price**
Balance at December 31, 2007	17,000	$14.33
Forfeited	-	-
Exercised	-	
Granted	-	-
Balance at December 31, 2008	17,000	$14.33
Exercised	-	
Granted	-	-
Balance at December 31, 2009	17,000	$14.33

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding at 12/31/09	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/2009	Weighted-Average Exercise Price
$ 14.00	9,500	2.5	$ 14.00	9,500	$ 14.00
14.75	7,500	3.6	14.75	7,500	14.75
	17,000	3.0	$ 14.33	17,000	$ 14.33

The aggregate intrinsic value of options outstanding was $0, of options exercisable was $0, and of options unvested and expected to vest was $0 at December 31, 2009.

The total intrinsic value (market value on date of exercise less exercise price) of options exercised during the years ended December 31, 2009, 2008 and 2007 totaled $0, $0 and $303, respectively.

(16) Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2009, 2008 and 2007:

	2009			
	First quarter	Second quarter	Third quarter	Fourth quarter
Income statement data:				
Interest income	$ 4,325	4,320	4,360	4,311
Interest expense	1,957	1,871	1,821	1,663
Net interest income	2,368	2,449	2,539	2,648
Provision for loan losses	774	67	188	501
Noninterest income	692	810	867	779
Noninterest expense	2,647	2,825	2,880	2,819
Income tax expense	(142)	112	101	29
Net income (loss)	$ (219)	255	237	78
Per share data:				
Basic net income (loss) per share	$ (0.15)	0.17	0.16	0.06
Diluted net income (loss)per share	(0.15)	0.17	0.16	0.06
Cash dividends per share	0.10	0.00	0.00	0.00
Book value per share	16.57	16.74	16.93	17.41

	2008			
	First quarter	Second quarter	Third quarter	Fourth quarter
Income statement data:				
Interest income	$ 4,551	4,614	4,767	4,623
Interest expense	2,081	2,020	2,122	2,123
Net interest income	2,470	2,594	2,645	2,500
Provision for loan losses	138	157	248	2,338
Noninterest income	677	761	754	704
Noninterest expense	2,287	2,384	2,474	2,701
Income tax expense (benefit)	229	262	215	(634)
Net income (loss)	$ 493	552	462	(1,201)
Per share data:				
Basic net income (loss) per share	$ 0.33	0.37	0.31	(0.80)
Diluted net income (loss)per share	0.33	0.37	0.31	(0.80)
Cash dividends per share	0.15	0.15	0.15	0.15
Book value per share	18.32	18.42	18.61	16.78

	2007			
	First quarter	Second quarter	Third quarter	Fourth quarter
Income statement data:				
Interest income	$ 4,343	4,574	4,706	4,736
Interest expense	1,930	2,049	2,081	2,118
Net interest income	2,413	2,525	2,625	2,618
Provision for loan losses	73	118	86	185
Noninterest income	608	658	680	686
Noninterest expense	2,117	2,095	2,056	2,256
Income tax expense	263	310	377	277
Net income	$ 568	660	786	586
Per share data:				
Basic net income per share	$ 0.39	0.44	0.53	0.40
Diluted net income per share	0.38	0.44	0.53	0.40
Cash dividends per share	0.15	0.15	0.15	0.15
Book value per share	16.97	17.13	17.59	18.06

(17) Subsequent Events

The Company evaluated all subsequent events for potential recognition and disclosure through February 24, 2010.

Management's Report on Internal Control over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the Exchange Act).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, our management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls.

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Pinnacle Bankshares Corporation
Altavista, Virginia

We have audited the accompanying consolidated balance sheets of Pinnacle Bankshares Corporation and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Bankshares Corporation and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
February 24, 2010

IN MEMORIAM



Brenda Miles Eades
January 14, 1952 – December 27, 2009
Assistant Vice President & Real Estate Loan Officer
1993 to 2009

IN MEMORIAM



Deborah Dowdy Howell
April 9, 1967 – January 19, 2009
Mortgage Loan Processor
2004 to 2009

(THIS PAGE INTENTIONALLY LEFT BLANK)

(THIS PAGE INTENTIONALLY LEFT BLANK)

Shareholder Information

PERFORMANCE GRAPH

The graph below compares total returns assuming reinvestment of dividends of Pinnacle Bankshares Common Stock, the NASDAQ Market Index, and an Industry Peer Group Index. The graph assumes $100 invested on January 1, 2004 in Pinnacle Bankshares Corporation Common Stock and in each of the indices. In 2009, the financial holding companies in the SIC Code Index consisted of 568 banks with the same standard industry code of 6022 as Pinnacle Bankshares Corporation.



Cumulative Total Returns
For Fiscal Year Ending

	2004	2005	2006	2007	2008	2009
Pinnacle Bankshares, Inc.	$100.00	$98.77	$109.01	$79.89	$62.45	$78.35
NASDAQ Market Index	$100.00	$101.37	$111.03	$121.92	$72.49	$104.31
SIC Code Index	$100.00	$98.33	$111.89	$99.80	$64.76	$59.86

Shareholder Information

Annual Meeting

The 2010 Annual Meeting of Shareholders will be held on April 13, 2010, at 11:30 a.m. at the Fellowship Hall of Altavista Presbyterian Church, located at 707 Broad Street, Altavista, Virginia.

Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is quoted on the OTC Bulletin Board. The following table presents the high and low bid prices per share of the Common Stock, as reported on the OTC Bulletin Board, and dividend information of the Company for the quarters presented. The high and low bid prices of the Common Stock presented below reflect inter-dealer prices and do not include retail markups, markdowns or commissions, and may not represent actual transactions.

	2009			2008		
	High	Low	Dividends	High	Low	Dividends
First Quarter	$13.00	$6.40	$0.10	$24.00	$18.00	$0.15
Second Quarter	$9.49	$7.10	$0.00	$18.90	$17.25	$0.15
Third Quarter	$10.00	$5.84	$0.00	$18.25	$16.90	$0.15
Fourth Quarter	$9.75	$6.50	$0.00	$16.76	$10.99	$0.15

Each share of Common Stock is entitled to participate equally in dividends, which are payable as and when determined by the Board of Directors after consideration of the earnings, general economic conditions, the financial condition of the business and other factors as might be appropriate. The Company's ability to pay dividends is dependent upon its receipt of dividends from its subsidiary. Prior approval from the Comptroller of the Currency is required if the total of all dividends declared by a national bank, including the proposed dividend, in any calendar year will exceed the sum of the Bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. This limitation has not had a material impact on the Bank's ability to declare dividends during 2009 and 2008 and is not expected to have a material impact during 2010.

As of March 1, 2010, there were approximately 371 shareholders of record of Bankshares' Common Stock.

Requests for Information

Requests for information about the Company should be directed to Bryan M. Lemley, Secretary, Treasurer and Chief Financial Officer, P.O. Box 29, Altavista, Virginia 24517, telephone (434) 369-3000. **A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, will be furnished without charge to shareholders upon written request.**

Shareholders seeking information regarding lost certificates and dividends should contact Registrar and Transfer Company in Cranford, New Jersey, telephone (800) 368-5948. Please submit address changes in writing to:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Drive
Cranford, New Jersey 07016-9982



622 Broad Street
Post Office Box 29
Altavista, Virginia 24517

(434) 369-3000